IN THE UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF DELAWARE

In re:	)))	**Chapter 11**
GOTTSCHALKS INC., a Delaware corporation,[1]	)))	**Case No. 09-10157 (KJC)**
Debtor.	))))	**Re: Docket No. 2225**

ORDER CONFIRMING THE DEBTOR'S
CHAPTER 11 PLAN OF LIQUIDATION

WHEREAS, on December 3, 2009, Gottschalks Inc., a Delaware corporation (the "Debtor"), by and through its undersigned counsel, filed the *Debtor's Chapter 11 Plan of Liquidation* [Docket No. 1291] and related disclosure statement; and

WHEREAS, on January 15, 2010, the Debtor filed the *Debtor's Chapter 11 Plan of Liquidation (January 14, 2010 Modification)* [Docket No. 1350] (as further amended, the "Plan") and *Disclosure Statement for Debtor's Chapter 11 Plan of Liquidation (January 14, 2010 Modification)* [Docket No. 1352] (as it may be further modified, the "Disclosure Statement"); and

WHEREAS, on January 20, 2010 the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") entered its *Order (A) Approving Disclosure Statement with respect to Debtor's Chapter 11 Plan of Liquidation (B) Establishing Procedures for Solicitation and Tabulation of Votes to Accept or Reject Debtor's Chapter 11 Plan of Liquidation and (C) Scheduling a Hearing on Confirmation of Chapter 11 Plan of Liquidation and Approving Related Notice Procedures* [Docket No. 1366], (i) approving the Disclosure Statement, pursuant to section 1125 of the United States Bankruptcy Code, 11 U.S.C. §§ 101-

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[1] The Debtor in this case, along with the last four digits of the federal tax identification number for the Debtor, is Gottschalks Inc. (9791). The Debtor's mailing address is P.O. Box 28920, Fresno, California 93729.

1532 (the "Bankruptcy Code"), as containing adequate information; (ii) approving the form and manner of notice of the hearing on the Disclosure Statement pursuant to section 1125 of the Bankruptcy Code, (iii) establishing procedures for the solicitation and tabulation of votes to accept or reject the Plan, including approval of (a) the forms of ballots for submitting votes on the Plan, (b) the deadline for submission of ballots, (c) the contents of proposed solicitation packages to be distributed to creditors and other parties in interest in connection with the solicitation of votes on the Plan (the "Solicitation Packages"), (d) the proposed record date for voting on the Plan and (e) certain related relief, and (iv) scheduling a hearing on confirmation of the Plan and approving related notice procedures (the "Solicitation Procedures Order"); and

WHEREAS, Kurtzman Carson Consultants ("KCC"), the Debtor's tabulation and balloting agent (the "Balloting Agent"), transmitted the Solicitation Packages in compliance with the Solicitation Procedures Order, as attested to in the various affidavits of service on file with the Court, including Docket Numbers 1475 and 1446; and

WHEREAS, on January 27, 2010, the Debtor caused the *Notice of (A) Deadline for Casting Votes to Accept or Reject Debtor's Chapter 11 Plan of Liquidation, (B) Hearing to Consider Confirmation of Chapter 11 Plan of Liquidation and (C) Related Matters* (the "Confirmation Hearing Notice") to be published once in the national edition of *The Wall Street Journal* and in *The Fresno Bee* in compliance with the Solicitation Procedures Order, as attested to in the Affidavits of Publication on file with the Bankruptcy Court at Docket Numbers 1399 and 1400, respectively; and

WHEREAS, on March 9, 2010, KCC filed the *Certification of Michael J. Paque With Respect To the Tabulation of Votes on the Debtor's Chapter 11 Plan of Liquidation* [Docket No. 1479] (the "Vote Certification"), attesting to the tabulation of all ballots received by the Balloting Agent no later than 5:00 p.m. Pacific Standard Time on February 24, 2010 (the "Voting Deadline") from holders of Claims Classes 3 (Other Secured Claims) and 4 (General Unsecured Claims) and attesting to the results of the tabulation as follows:

       a.   <u>Class 3 (Other Secured Claims)</u>. Class 3 (Other Secured Claims) voted in favor of the Plan. In claim amount, a total of $1,372,676.21 in claims (99.88%) in Class 3 approved the Plan. For numerosity, the Plan was approved by 9 of 10 (90%) of Class 3 voting creditors. No ballots were invalid.

       b.   <u>Class 4 (General Unsecured Claims)</u>. Class 4 (General Unsecured Claims) voted in favor of the Plan. In claim amount, a total of $67,559,717.25 in claims (99.59%) in Class 4 approved the Plan. For numerosity, the Plan was approved by 414 of 424 (97.64%) of Class 4 voting creditors. Of the 50 Class 4 votes that were not valid (and therefore were not counted), 27 votes were deemed to be "abstaining" because they did not indicate an acceptance or a rejection of the Plan. 23 votes were not valid because they were received after the Voting Deadline. Each of these late-filed votes was cast in favor of the Plan.

WHEREAS, on November 12, 2009, the Debtor commenced an adversary proceeding against River Park Properties III, Lance-Kashian, Edward Kashian and Jennifer Schuh (collectively, the "River Park Parties"), captioned *Debtor's Complaint for (I) Enforcement of the Automatic Stay, (II) Injunctive Relief, (III) Declaratory Relief, (IV) Intentional Interference With Lease, (V) Breach of the Partnership Agreement, (VI) Breach of the Covenant of Good Faith and Fair Dealing, (VII) Breach of Fiduciary Duty, (VIII) Intentional Interference With Prospective Economic Advantage, (IX) Negligent Interference With Prospective Economic Advantage, (X) Attorneys' Fees and (XI) Punitive Damages* (Adversary Case No. 09-52319) (the "Adversary Proceeding").

WHEREAS, on November 18, 2009, the Debtor filed a Motion *to Enforce the Automatic Stay Against River Park Properties III, Lance-Kashian, Edward Kashian and Jennifer Schuh* [Docket No. 1250] (the "Stay Motion" and, with the Adversary Proceeding, the "River Park Litigation").

WHEREAS, objections to the Plan were filed by River Park Properties III ("River Park") [Docket No. 1449] and General Electric Capital Corporation ("GECC") [Docket No. 1448] (collectively, the "Objections"); and

WHEREAS, on March 11, 2010, the Debtor filed the *Declaration of J. Gregory Ambro in Support of Confirmation of Debtor's Chapter 11 Plan of Liquidation Dated as of January 14, 2010 (As Amended)* [Docket No. 1493]; and

WHEREAS, on March 11, 2010, the *Debtor filed the Reply Brief and Memorandum of Points and Authorities in Support of Confirmation of Debtor's Chapter 11 Plan of Liquidation Dated as of January 14, 2010 (as Amended)* [Docket No. 1492] (the "Debtor's Reply") and

WHEREAS, a hearing to consider confirmation of the Plan was held on March 16, 2010 before The Honorable Kevin J. Carey, United States Bankruptcy Judge for the District of Delaware (the "Confirmation Hearing"); and

WHEREAS, the Court received evidence in support of confirmation of the Plan, as reflected in the record of the Confirmation Hearing proceedings; and

WHEREAS, on March 15, 2010, GECC withdrew its objection to the Plan [Docket No. 1501]; and

WHEREAS, on July 16, 2010, the Court entered its *Order Approving Stipulated Settlement Agreement,* resolving all disputes between GECC, for itself in its capacity as DIP Lender and Prepetition Lender, as DIP Agent for the DIP Lenders and as Prepetition Agent for the Prepetition Lenders (as such terms are used in the Loan Documents, as hereinafter defined), the Debtor and the Committee [Docket No. 1768] (the "GECC Stipulated Settlement Order").

WHEREAS, on January 25, 2011, the Court entered its *Order Approving Settlement Agreement and Release Between the Debtor, Park 41, River Park Properties III, Lance-Kashian & Company, Edward Kashian, Jennifer Schuh, and the Official Committee of Unsecured Creditors* [Adversary Proceeding Docket No. 85; see also Docket No. 2220], pursuant to which the Debtor and the River Park Parties resolved outstanding disputes, including the River Park Litigation and the River Park objection to the Plan; and

WHEREAS, on January 28, 2011, the Court closed the Adversary Proceeding; and

WHEREAS, on February 1, 2011, the Debtor filed its Modified Chapter 11 Plan, captioned *Debtor's Chapter 11 Plan of Liquidation (February 1, 2011 Modification)* [Docket No. 2225] (the "February 1, 2011 Plan"); and

WHEREAS, on February 1, 2011, the Debtor filed its *Notice of Non-Material Modifications to the Debtor's Chapter 11 Plan of Liquidation* [Docket No. 2226] (the "Plan Modification Notice"); and

WHEREAS, on February 10, 2011, River Park withdrew its objection to the Plan [Docket No. 2245];

NOW, THEREFORE, the Court having considered the Plan, the Affidavits and Certifications discussed above, objections filed to the Plan, the Debtor's Reply, the testimony (if any) in connection with and record of the Confirmation Hearing and the entire record of this chapter 11 case, and after due deliberation thereon;

THE COURT HEREBY FINDS AND DETERMINES THAT:

A. <u>Jurisdiction and Core Proceeding (28 U.S.C. § 157(b)(2))</u>. This Court has jurisdiction under 28 U.S. C. §§ 157 and 1334 to consider confirmation of the Plan and all provisions thereof. Confirmation of the Plan is a core proceeding under 28 U.S.C. § 157(b)(2).

B. <u>Venue (28 U.S.C. §§ 1408 and 1409)</u>. Venue of the Debtor's chapter 11 case is proper pursuant to 28 U.S.C. §§ 1408 and 1409.

C. <u>Judicial Notice</u>. The Court takes judicial notice of the docket in this chapter 11 case maintained by the Clerk of the Court, including, without limitation, all pleadings and other documents filed, all orders entered, and all arguments made, proffered or adduced, at hearings held before the Court.

D. <u>Eligibility (11 U.S.C. § 109)</u>. The Debtor is an entity eligible for relief under section 109 of the Bankruptcy Code.

E. <u>Transmittal of Solicitation Packages</u>. The Disclosure Statement (together with all exhibits thereto, including the Plan), the Confirmation Hearing Notice and the ballots were transmitted and served in accordance with the Solicitation Procedures Order and all applicable Bankruptcy Rules and such transmittal and service was adequate and sufficient.

F. <u>Modifications to the Plan</u>. The Debtor has modified the Plan (the "Modifications") as set forth in the February 1, 2011 Plan Modification Notice (Exhibit A hereto), and the February 1, 2011 Plan shall constitute the Plan. The Modifications do not adversely affect the treatment of any Claims against or Interests in the Debtor under the Plan. In accordance with Bankruptcy Rule 3019, all Claimholders or Interestholders who voted to accept that Plan are hereby deemed to have accepted the Plan, as amended, consistent with the Modifications. Accordingly, no Claimholder or Interestholder who has voted to accept the Plan shall be permitted to change its acceptance to a rejection as a consequence of the Modifications. Disclosure of the Modifications in the Plan Modification Notice constitutes due and sufficient notice thereof. The Modifications comply with section 1127 of the Bankruptcy Code and Bankruptcy Rule 3019.

G. <u>Plan Compliance with Bankruptcy Code (11 U.S.C. § 1129(a)(1) and (a)(2))</u>. The Plan complies with all applicable provisions of the Bankruptcy Code and Bankruptcy Rules, including sections 1122 and 1123 of the Bankruptcy Code.

H. <u>Proper Classification (11 U.S.C. §§ 1122, 1123(a)(1))</u>. The Plan properly establishes separate classes of Claims and Interests, designated 1 through 5, as follows:

Class	Description
1	Other Priority Claims
2	GECC Prepetition Claims
3	Other Secured Claims
4	General Unsecured Claims
5	Interests and Securities Subordinated Claims

Classification of these Claims or Interests is proper and consistent with section 1122 of the Bankruptcy Code because each Claim or Interest classified in such Classes is substantially similar to the other Claims or Interests therein. The Plan thereby satisfies section 1123(a)(1) of the Bankruptcy Code. The classification of Claims and Interests under the Plan is reasonable and necessary to implement the Plan. Additionally, Article 3 of the Plan designates (but does not classify) Claims of the type described in section 507(a)(1) of the Bankruptcy Code (Administrative Expense Claims) and Claims of the type described in section 507(a)(8) of the Bankruptcy Code (Priority Tax Claims).

I.   Specified Treatment of Unimpaired Claims (11 U.S.C. § 1123(a)(2)).

Article 5 of the Plan specifies whether each Class of Claims and Interests is impaired or not

impaired under the Plan, thereby satisfying section 1123(a)(2) of the Bankruptcy Code.

J.   Specified Treatment of Impaired Classes (11 U.S.C. § 1123(a)(3)). Article 4

of the Plan sets forth the treatment of each impaired Class of Claims or Interests, thereby

satisfying section 1123(a)(3) of the Bankruptcy Code.

K.   No Discrimination (11 U.S.C. § 1123(a)(4)). Article 4 of the Plan provides

that the treatment of each Claim or Interest in each particular Class is the same as the treatment

of any such Claim or Interest in such Class, unless the particular Claimholder or Interestholder

has agreed to a less favorable treatment of such particular Claim or Interest, thereby satisfying

section 1124(a)(4) of the Bankruptcy Code.

L.   Implementation of the Plan (11 U.S.C. § 1123(a)(5)). Article 6, as well as

Articles 3.E. and 8.A. of the Plan, provides adequate and proper means for implementation of the

Plan, thereby satisfying section 1123(a)(5) of the Bankruptcy Code.

M.   Nonvoting Equity Securities (11 U.S.C. § 1123(a)(6)).   The Plan is a

liquidating plan, and does not provide for the issuance of equity or other securities to creditors or

equity holders. Section 9.J. of the Plan prohibits the issuance of non-voting securities. Thus, the

requirements of section 1123(a)(6) of the Bankruptcy Code have been satisfied.

N.   Selection of Officers, Directors or Trustee (11 U.S.C. § 1123(a)(7)). Article

6 of the Plan provides for the appointment of J. Gregory Ambro to serve as the Responsible

Person on and following the Plan Effective Date. Mr. Ambro's curriculum vitae is included in

the Disclosure Statement as "Exhibit D" thereto, and he was selected to serve as Responsible

Person due to his credentials, experience in performing corporate plan administration and business management, his familiarity with the Debtor's operations and management of the wind-down of the Debtor's estate in his capacity as the Debtor's Executive Vice President and Chief Operating Officer. The terms of Mr. Ambro's employment have been disclosed to creditors and parties in interest through the inclusion of the Ambro Retention Agreement as "Exhibit E" to the Disclosure Statement. The voting classes, Classes 3 and 4, were informed of the selection of Mr. Ambro and voted in favor of the Plan. The process through which Mr. Ambro was selected was appropriate. In accordance with section 1123(a)(7) of the Bankruptcy Code, selection of the Responsible Person is consistent with the interests of creditors, equity security holders and with public policy.

O. <u>Impairment/Unimpairment of Classes (11 U.S.C. § 1123(b)(1))</u>. In accordance with section 1123(b)(1) of the Bankruptcy Code, Article 2 of the Plan impairs or leaves unimpaired, as the case may be, each Class of Claims or Interests under the Plan.

P. <u>Treatment of Executory Contracts and Unexpired Leases (11 U.S.C. § 1123(b)(2))</u>. Article 7.A. of the Plan provides, that, except as otherwise provided in the Plan, each of the executory contracts and unexpired leases to which the Debtor is a party, to the extent such contracts or leases are executory contracts or unexpired leases pursuant to section 365 of the Bankruptcy Code, shall be deemed rejected by the Debtor on the Effective Date, unless such contract or lease (a) was previously assumed by the Debtor by order of the Court, (b) is the subject of a motion to assume by the Debtor pending on or before the Effective Date or (c) is otherwise assumed pursuant to the terms of and subject to all provisions set forth in the Plan.

Q. <u>Retention, Enforcement and Settlement of Claims of the Debtor (11 U.S.C. § 1123(b)(3))</u>. Article 7.H. of the Plan provides that, except as otherwise provided in the Plan, or in any contract, instrument, release or agreement entered into in connection with the Plan, in accordance with section 1123(b) of the Bankruptcy Code, all claims, causes or Rights of Action that the Debtor or the Estate may have against any person or entity will be preserved; provided, however, that the Debtor or the Responsible Person may assert Preference Actions as a defense or counterclaim against a creditor party and not as affirmative relief to recover prepetition payments made by the Debtor. Subject to the preceding sentence, the Responsible Person and the Post-Effective Date Committee will jointly determine whether to bring, settle, release, compromise or enforce such claims, causes or Rights of Action, and will not be required to seek further approval of the Bankruptcy Court for such actions. The Responsible Person shall not consult with any Post-Effective Date Committee member whose Claim is the subject of a Preference Action, and such Post-Effective Date Committee member shall recuse himself or herself from any discussion with the Responsible Person with respect thereto. The Post-Effective Date Committee may investigate any Right of Action and has standing to seek permission of the Court to prosecute any Right of Action on behalf of the Debtor and the Estate if the Post-Effective Date Committee requests that the Responsible Person take such action and the Responsible Person refuses to confirm his or her intent to pursue such Right of Action within fifteen (15) days following written receipt of the Post-Effective Date Committee's express and detailed request, as provided herein.

R. <u>Debtor's Compliance with Bankruptcy Code (11 U.S.C. § 1129(a)(2))</u>. Based on the record before the Court, the Debtor and its agents have solicited votes on the Plan in good faith and in compliance with the applicable provisions of the Bankruptcy Code and are entitled to the protections afforded by section 1129(a)(2) of the Bankruptcy Code.

S. <u>Plan Proposed in Good Faith (11 U.S.C. § 1129(a)(3))</u>. Based on the record before the Court, the Debtor has proposed the Plan in good faith and not by any means forbidden by law, and the Debtor and its officers and directors have acted in good faith in the negotiation and formulation of the Plan, thereby satisfying section 1129(a)(3) of the Bankruptcy Code.

T.   <u>Payments for Services or Costs and Expenses (11 U.S.C. § 1129(a)(4))</u>. Article 3.E.2. of the Plan provides that Fee Claims submitted by estate professionals will be entitled to payment only if and to the extent they are approved by the Court. Article 3.C. of the Plan provides that all other Administrative Claims will be entitled to payment only to the extent they are allowed claims. Accordingly, section 1129(a)(4) of the Bankruptcy Code is satisfied.

U.   <u>Directors, Officers, and Insiders (11 U.S.C. § 1129(a)(5))</u>. As set forth in Paragraph N. of this Order, the Debtor has complied with section 1129(a)(5) of the Bankruptcy Code. Mr. Ambro is qualified to serve as Responsible Person. He is disinterested and lacks any conflicts of interest. The powers granted to Mr. Ambro under the Plan are consistent with applicable state law and the provisions of the Bankruptcy Code concerning liquidation proceedings. The appointment of Mr. Ambro is consistent with the interests of Creditors and Interestholders and with public policy.

V.   <u>No Rate Changes (11 U.S.C. § 1129(a)(6)).</u> The transactions contemplated by the Plan do not involve any rates established or approved by, or otherwise subject to, any governmental regulatory commission. Thus, section 1129(a)(6) of the Code is inapplicable.

W.   <u>Best Interests of Creditors Test (11 U.S.C. § 1129(a)(7))</u>. The Plan satisfies section 1129(a)(7) of the Bankruptcy Code. Specifically, with respect to each Impaired Class, each Claim holder or Interest holder either has accepted the Plan or will receive or retain under the Plan on account of such Claim or Interest property of a value, as of the Effective Date, that is not less than the amount that such Claim holder or Interest holder would receive pursuant to a liquidation of the Debtor under chapter 7 of the Bankruptcy Code.

X.   <u>Acceptance of Plan by Each Impaired Class (11 U.S.C. § 1129(a)(8))</u>. Classes 1 (Other Priority Claims) and 2 (GECC Prepetition Claims) are not impaired by the Plan and are conclusively presumed to have voted to accept the Plan. Class 5 (Interest and Securities Subordinated Claims) will not retain any value or receive any distribution under the Plan and is therefore deemed to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code and not entitled to vote. Class 3 (Other Secured Claims) and Class 4 (General Unsecured Claims) are impaired by the Plan and are entitled to vote on the Plan. As attested in the Vote Certification, Classes 3 and 4 have voted to accept the Plan.

Y.   <u>Treatment of Administrative and Tax Claims (11 U.S.C. § 1129(a)(9))</u>. Articles 3.A.-C., 3.F. and 4.A. of the Plan satisfy the requirements of section 1129(a)(9)(A), (B) and (C) of the Bankruptcy Code.

Z.   <u>Impaired Class Approval (11 U.S.C. § 1129(a)(10))</u>. As attested in the Vote Certification, more than a majority in number and two-thirds in dollar amount of non-insider voting creditors in Class 3(Other Secured Claims) and Class 4 (General Unsecured Claims) who were entitled to accept or reject the Plan have voted to accept the Plan. Therefore, section 1129(a)(10) of the Bankruptcy Code is satisfied.

AA.   <u>Feasibility (11 U.S.C. § 1129(a)(11))</u>. The Debtor has sufficient Assets, and the Plan provides adequate means with which, to satisfy any required distributions on account of Administrative Claims, Priority Claims, Class 1 (Other Priority Claims), Class 2 (GECC Prepetition Claims), Class 3 (Other Secured Claims) and Class 4 (General Unsecured Claims). The Plan properly provides for the means for the Responsible Person to complete the liquidation of the Estate and to make the distributions to creditors according to the relative priorities of the parties. Also, as the Plan provides for the liquidation of the Debtor, confirmation of the Plan is not likely to be followed by the need for further financial reorganization of the Debtor. Thus, section 1129(a)(11) of the Bankruptcy Code has been satisfied.

BB. <u>Payment of Fees (11 U.S.C. § 1129(a)(12))</u>. Article 11.B. of the Plan provides that, on or before the Effective Date, all fees due and payable pursuant to 28 U.S.C. § 1930 shall be paid in full in cash, thereby satisfying section 1129(a)(12) of the Bankruptcy Code.

CC. <u>Continuation of Retiree Benefits (11 U.S.C. § 1129(a)(13))</u>. The Debtor is not obligated, now or in the future, to pay "retiree benefits" as such term is defined in section 1114 of the Bankruptcy Code. Accordingly, section 1129(a)(13) is inapplicable.

DD. <u>Identification of Plan Proponents (Fed. R. Bankr. P. 3016(a))</u>. As required by Bankruptcy Rule 3016(a), the Plan is dated and identifies the Debtor as the Plan proponents.

EE. <u>Fair and Equitable; No Unfair Discrimination (11 U.S.C. § 1129(b))</u>. The Plan does not "discriminate unfairly" and is fair and equitable with respect to each Impaired Class of Claims or Interests that has not voted to accept the Plan. Classes 1 (Other Priority Claims) and 2 (GECC Prepetition Claims) are not impaired by the Plan and are conclusively presumed to have voted to accept the Plan. As attested in the Vote Certification, Classes 3 and 4 have voted to accept the Plan. Class 5 is not receiving any distribution under the Plan and is deemed to have rejected the Plan. The Plan does not unfairly discriminate against holders of claims and interests in Class 5. A reasonable basis exists for separately classifying the Claimholders and Interestholders of Class 5 from other holders of Claims and Interests. Class 3 consists of Other Secured Claims. Class 5 consists only of equity Interests in the Debtor and Claims subordinated to the level of equity Interests. The Plan is fair and equitable with respect to Class 5. No holder of a Claim or Interest that is junior to the Claims or Interests in Class 5 will receive any property on account of its Claim or Interest under the Plan. The Plan satisfies the absolute priority rule of section 1129(b)(2) of the Code and is fair and equitable with respect to Class 5.

FF. Principal Purpose of the Plan (11 U.S.C. § 1129(d)). The principal purpose of the Plan is not the avoidance of taxes or the avoidance of the application of section 5 of the Securities Act of 1933.

GG. Only One Plan (11 U.S.C. § 1129(c)). Other than the Plan (including previous versions thereof), no plan has been filed in this chapter 11 case, thereby satisfying the requirements of section 1129(c) of the Bankruptcy Code.

HH. Comprehensive Settlement of Claims and Controversies. In accordance with section 1123(b)(3) of the Bankruptcy Code, and in consideration for the distributions and other benefits provided under the Plan, the provisions of the Plan, constitute a good faith compromise and settlement of all claims or controversies relating to the rights that a Claimholder or Interestholder may have with respect to any Allowed Claim or Allowed Interest or any distribution to be made pursuant to the Plan on account of any Allowed Claim or Allowed Interest. The settlement or compromise of such claims or controversies, as provided in the Plan, is in the best interests of the Debtor, its estate, and Claimholders and Interestholders and is fair, equitable and reasonable.

NOW, THEREFORE, IT IS HEREBY ORDERED THAT:

1.   <u>Confirmation</u>. The Plan is hereby confirmed pursuant to section 1129 of the Bankruptcy Code. A copy of the Plan is attached hereto as Exhibit B.

2.   <u>Capitalized Terms</u>. Capitalized terms not otherwise defined herein have the meanings given to them in the Plan; <u>provided</u>, <u>however</u>, that if there is any direct conflict between the terms of the Plan and the terms of this Order, the terms of this Order shall control.

3.   <u>Objections</u>. All of the objections to confirmation of the Plan and all reservation of rights included therein that have not been resolved, withdrawn or rendered moot are overruled.

4.   <u>Binding Effect</u>. Except as otherwise provided in section 1141(d) of the Bankruptcy Code, immediately upon the entry of this Order, the provisions of the Plan shall bind any Claimholder or Interestholder and their respective successors and assigns, whether or not the Claimholder or Interestholder is impaired under the Plan and whether or not such holder has accepted the Plan.

5.   <u>Plan Classification Controlling</u>. The classifications of Claims and Interests for purposes of the distributions to be made under the Plan shall be governed solely by the terms of the Plan. The classifications set forth on the ballots tendered to the Debtor's creditors in connection with voting on the Plan (a) were set forth on the ballots solely for purposes of voting to accept or reject the Plan, (b) do not necessarily represent and in no event shall be deemed to modify or otherwise affect, the actual classifications of such Claims under the Plan or for distribution purposes and (c) shall not be binding on the Debtor, its estate or the Responsible Person.

6.   Rejection of Executory Contracts and Unexpired Leases. Except as

otherwise provided in the Plan, each of the executory contracts and unexpired leases to which

the Debtor is a party, to the extent such contracts or leases are executory contracts or unexpired

leases pursuant to section 365 of the Bankruptcy Code, is hereby rejected by the Debtor, unless

such contract or lease (a) was previously assumed by the Debtor by order of the Court, (b) is

subject of a motion to assume pending on or before the Effective Date or (c) is otherwise

assumed pursuant to the terms of and subject to all provisions set forth in the Plan; provided,

however, that nothing contained herein or in Article 7 of the Plan shall constitute an admission

by the Debtor that such contract or lease is an executory contract or unexpired lease or that the

Debtor or its successors and assigns has any liability thereunder.

7.   Injunction. Except as otherwise expressly provided in the Plan, and

except in connection with the enforcement of the terms of the Plan or any documents provided

for or contemplated in the Plan, all entities who have held, hold or may hold Claims against or

Interests in the Debtor or the Estate that arose prior to the Effective Date are permanently

enjoined from: (a) commencing or continuing in any manner, directly or indirectly, any action or

other proceeding of any kind against the Debtor, the Responsible Person or the Estate, or any

property of the Debtor, the Responsible Person or the Estate, with respect to any such Claim or

Interest; (b) the enforcement, attachment, collection or recovery by any manner or means,

directly or indirectly, of any judgment, award, decree, or order against the Debtor, the

Responsible Person or the Estate, or any property of the Debtor, the Responsible Person or the

Estate, with respect to any such Claim or Interest; (c) creating, perfecting or enforcing, directly

or indirectly, any Lien or encumbrance or any kind against the Debtor, the Responsible Person

or the Estate, or any property of the Debtor, the Responsible Person or the Estate, with respect to any such Claim or Interest; (d) asserting, directly or indirectly, any setoff of any kind against any obligation due the Debtor, the Responsible Person, or the Estate, or any property of the Debtor, the Responsible Person or the Estate, with respect to any such Claim or Interest, unless approved by the Bankruptcy Court; and (e) any act, in any manner, in any place whatsoever, that does not conform to or comply with the provisions of the Plan with respect to such Claim or Interest. Without limiting the foregoing, the automatic stay provided under Bankruptcy Code Section 362(a) shall remain in effect. Nothing contained in Article 9.A. of the Plan shall prohibit the holder of a timely-filed proof of Claim or Interest from litigating its right to seek to have such Claim or Interest declared an Allowed Claim or Interest and paid in accordance with the distribution provisions of the Plan, or enjoin or prohibit the interpretation or enforcement by the holder of such Claim or Interest of any of the obligations of the Debtor or the Responsible Person under the Plan. The Confirmation Order shall also constitute an injunction enjoining any Person from enforcing or attempting to enforce any Right of Action against any present or former shareholder, director, officer, employee, attorney or agent of the Debtor based on, arising from or related to any failure to pay, or make provision for payment of, any amount payable with respect to any Priority Tax Claim on which the payments due under Article 3.F. of the Plan have been made or are not yet due under Article 3.F. of the Plan.

8. <u>Exculpation and Limitation of Liability</u>. The Debtor, the Creditors' Committee in its capacity as such, the Post-Effective Date Committee in its capacity as such, and any such parties' respective present or former members, officers, directors, employees, advisors, attorneys, representatives, financial advisors, investment bankers or agents and any of such parties' successors and assigns, shall not have or incur, and are hereby released from, any claim, obligation, Rights of Action, or liability to one another or to any Claimholder or

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Interestholder, or any other party in interest, or any of their respective agents, employees, representatives, financial advisors, attorneys or affiliates, or any of their successors or assigns, for any act or omission in connection with, relating to or arising out of the Debtor's Chapter 11 Case, negotiation and filing of the Plan, filing the Chapter 11 Case, the pursuit of confirmation of the Plan, the consummation of the Plan, or the administration of the Plan or the property to be distributed under the Plan, except for their willful misconduct or gross negligence and except with respect to obligations arising under confidentiality agreements, joint interest agreements and protective orders entered during the Chapter 11 Case, and in all respects shall be entitled to reasonably rely upon the advice of counsel with respect to their duties and responsibilities under the Plan.

9.   <u>Release of Officers and Directors</u>. On the Effective Date, the Debtor, in its individual capacity and as debtor-in-possession for and on behalf of its Estate, shall release and discharge and be deemed to have forever released and discharged any and all claims or Rights of Action against the officers and directors of the Debtor, known or unknown, and such officers and directors shall release and discharge and be deemed to have forever released and discharged any and all claims or causes of action against the Debtor, known or unknown, other than claims arising from the self-dealing, gross negligence or willful misconduct of such officers and directors, provided that such releases shall not affect or include the Debtor's indemnification obligations or other contractual obligations to such officers and directors.

10.   <u>Release of Liens</u>. Except as otherwise provided in the Plan, this Order or in any document, instrument or other agreement created in connection with the Plan, on the Effective Date, all mortgages, deeds of trust, liens or other security interests against the property of the Estate shall be released.

11. Appointment of Responsible Person. From and after the Effective Date, J. Gregory Ambro is appointed to serve as the Responsible Person in accordance with the terms of the Plan and the terms of that certain Retention Agreement, a copy of which was attached to the Notice of Filing of Executed Ambro Retention Agreement [Docket No. 1461] (the "Ambro Retention Agreement"), all of which are hereby approved. Mr. Ambro shall serve as Responsible Person until his resignation or discharge in accordance with the Plan and the Ambro Retention Agreement. Upon the Effective Date, the Responsible Person shall be deemed elected and appointed by all requisite action under law as the sole board-appointed officer and shareholder-appointed director for the Debtor for all purposes and in all respects, with all necessary and appropriate power to act for, on behalf of and in the name of the Debtor, with the same power and effect as if each of his actions in furtherance of his duties as responsible person and as a board-appointed officer and shareholder-appointed director for the Debtor were explicitly authorized by the appropriate board of directors or shareholders, including without limitation the power to open, close and manage bank accounts, enter into business transactions within or without the ordinary course of business and authorize and benefit from any insurance policies and rights of indemnification, commence and pursue dissolution or winding up proceedings for the Debtor, to the extent necessary or appropriate, and to take any and all actions and execute all documents and instruments as may be necessary or appropriate in connection with such dissolution, winding up, bankruptcy or insolvency proceedings, subject only to the responsibilities and requirements imposed upon the Debtor by the Plan, the Bankruptcy Code and other applicable law, with such appointment deemed effective as of the Effective Date. The Responsible Person may be removed for Cause by order of the Bankruptcy Court following notice and a hearing, or by the Post-Effective Date Committee with or without

Cause; provided, however, that if the Responsible Person is removed without Cause by the Post-Effective Date Committee, the Responsible Person shall receive, on the date that such removal becomes effective, payment in full in cash of the total compensation that would be payable to the Responsible Person pursuant to the Ambro Retention Agreement for the full term of the Ambro Retention Agreement if the Responsible Person had served for the entire term of the Ambro Retention Agreement (other than any extensions thereof), less compensation that the Responsible Person has received prior to the effective date of such removal. As used in this paragraph, "Cause" shall be a judicial determination that the Responsible Person has engaged in willful misconduct, gross negligence or fraud or has otherwise materially and substantially failed to discharge the Responsible Person's duties pursuant to the Plan, and such material and substantial failure has continued for sixty (60) days following the Responsible Person's receipt of written notice (such notice to be concurrently served on the Debtor) specifically asserting such failures. The Post-Effective Date Committee shall have standing to file an assertion of Cause and/or to seek the entry of a Bankruptcy Court order removing the Responsible Person, or remove the Responsible Person without Cause pursuant to the provisions of and subject to the payment obligation to the Responsible Person set forth in Article 6.E of the Plan. If the Responsible Person is removed pursuant to Article 6.E of the Plan, the Post-Effective Date Committee shall appoint an interim successor Responsible Person pending Bankruptcy Court approval of a successor Responsible Person and shall file a motion with the Bankruptcy Court, within thirty days following the Responsible Person's removal, requesting appointment of a successor Responsible Person, to serve as Responsible Person only upon Bankruptcy Court approval following notice and a hearing. If the Post-Effective Date Committee fails to appoint an interim successor Responsible Person and/or successor Responsible Person, then the

Bankruptcy Court shall make such appointment. With respect to all conduct taken while acting in such capacity, the Responsible Person shall benefit from each and every insurance policy obtained by or for the benefit of the officers or employees of the Debtor. Such authorization and benefits shall also extend to any, each and every successor, without reservation or limitation.

12. Effectuating Documents and Actions. Without further Court approval, the Responsible Person is authorized to execute, deliver, file or record such contracts, instruments, releases and other agreements or documents and take such actions as may be necessary or appropriate to effectuate and implement the provisions of the Plan. The Responsible Person is authorized to establish (i) the Gottschalks Senior Claims Reserve with sufficient funds to pay all Allowed and Disputed Senior Claims to the extent such Claims are not previously paid by the Debtor and (ii) the Gottschalks Administrative Fund with sufficient funds to pay the projected costs and expenses of liquidating and administering the Estate as set forth in the Gottschalks Administrative Budget, to adjust the Gottschalks Administrative Budget, Gottschalks Administrative Fund and Gottschalks Senior Claims Reserve, as appropriate, pursuant to the Plan.

13. Continued Corporate Existence. The Board of Directors shall be reconstituted on the Effective Date and shall consist solely of the Responsible Person. From and after the Effective Date, the Debtor shall continue to exist for the purpose of liquidating and winding up the Estate. As soon as practicable after the Effective Date and pursuant to the Plan, after the liquidation and winding up of the Estate and the completion of distributions under the Plan, the Responsible Person shall file a certificate of dissolution in the applicable state of incorporation and the Debtor shall dissolve and cease to exist.

14. **Rights, Powers and Duties of the Debtor**. The Debtor shall retain and have all the rights, powers and duties necessary to carry out its responsibilities under the Plan, which shall be carried out by the Responsible Person (subject to the oversight of the Post-Effective Date Committee as set forth in the Plan) on behalf of the Debtor.

15. **Preservation of Rights of Action; Settlement of Causes of Action**. Except as otherwise provided in the Plan, this Order or in any contract, instrument, release, agreement or other document entered into in connection with the Plan, in accordance with section 1123(b) of the Bankruptcy Code, all Claims, Causes or Rights of Action of the Debtor, the Estate or the Responsible Person shall be preserved.

16. **Dissolution of Creditors' Committee**. Subject to the terms of Article 11.I. of the Plan, on the Effective Date, the Creditors' Committee shall dissolve automatically (being reconstituted as set forth below) whereupon its members, professionals and agents shall be released from any further duties and responsibilities in the Chapter 11 Case and under the Bankruptcy Code, except with respect to obligations arising under confidentiality agreements, joint interest agreements, and protective orders entered during the Chapter 11 Case which shall remain in full force and effect according to their terms; applications for Professional Claims; requests for compensation and reimbursement of expenses pursuant to section 503(b) of the Bankruptcy Code for making a substantial contribution in the Chapter 11 Case; and any motions or other actions seeking enforcement or implementation of the provisions of the Plan or this Confirmation Order.

17. **Creation of the Creditor Designees**. As of the Effective Date, the Creditors' Committee shall be reconstituted as the Post-Effective Date Committee and shall be comprised of one or more members of the Creditors' Committee which members shall be

designated by the Creditors' Committee. The Creditors' Committee members who are not members of the Post-Effective Date Committee shall be released and discharged of and from all further authority, duties, responsibilities and obligations related to and arising from their service as Creditors' Committee members. In the event of death or resignation of any member of the Post-Effective Date Committee, the remaining members of the Post-Effective Date Committee shall have the right to designate a successor from among the holders of Allowed Class 4 Claims. If a Post-Effective Date Committee member assigns its Claim in full or releases the Debtor from payment of the balance of its Claim, such act shall constitute a resignation from the Post-Effective Date Committee. Until a vacancy on the Post-Effective Date Committee is filled, the Post-Effective Date Committee shall function in its reduced number. Following all payments being made to the holders of Allowed Unsecured Claims under the Plan, the Post-Effective Date Committee shall be dissolved and the members thereof shall be released and discharged of and from all further authority, duties, responsibilities and obligations related to and arising from their service as Post-Effective Date Committee members, and the retention or employment of the Committee's attorneys and Professionals shall terminate. The members of the Post-Effective Date Committee shall undertake their duties as specified in the Plan. With respect to all conduct while acting in such capacity, members of the Post-Effective Date Committee shall not assume or be deemed to have assumed any liability to creditors, the Debtor, or any other parties in interest in the Chapter 11 Case and shall not be liable for any acts or omissions while acting in that capacity, except for bad faith and acts or omissions constituting malfeasance or gross negligence. The Post-Effective Date Committee shall have the right to retain counsel or other Professionals, which shall be paid reasonable fees and expenses by the Debtor. The Post-Effective Date Committee shall benefit from each and every insurance policy obtained by or for the benefit of the officers or employees of the Debtor. Such authorization and benefits shall also extend to any, each and every successor, without reservation or limitation.

18.   Supplemental Indemnification; Limitation of Liability. The Responsible Person, the Post-Effective Date Committee and all of their respective designees, employees or professionals or any duly designated agent or representative of the Responsible Person, the Post-Effective Date Committee, or their respective employees, shall not be liable for the act or omission of any other member, designee, agent or representative of the Responsible Person or the Post-Effective Date Committee, nor shall they be liable for any act or omission taken or omitted to be taken in their respective capacities, including as a board appointed officer of the Debtor, other than acts or omissions resulting from willful misconduct, gross negligence or fraud. The Responsible Person and the Post-Effective Date Committee may, in connection with the performance of their functions, and in their sole and absolute discretion, consult with attorneys, accountants, financial advisors and agents, and shall not be liable for any act taken, omitted to be taken, or suffered to be done in accordance with advice or opinions rendered by such persons. Notwithstanding such authority, the Responsible Person and the Post-Effective Date Committee shall not be under any obligation to consult with attorneys, accountants, financial advisors or agents, and their determination not to do so shall not result in the imposition of liability, unless such determination is based on willful misconduct, gross negligence or fraud. The Debtor and the Estate shall indemnify and hold harmless the Responsible Person and the Post-Effective Date Committee and their designees and professionals, and all duly designated agents and representatives thereof (in their capacity as such), from and against and in respect of all liabilities, losses, damages, claims, costs and expenses, including, but not limited to attorneys' fees and costs arising out of or due to such

actions or omissions, or consequences of their actions or omissions with respect or related to the performance of their duties or the implementation or administration of the Plan; provided, however, that no such indemnification will be made to such persons for such actions or omissions as a result of willful misconduct, gross negligence or fraud.

19.   Cancellation of Securities, Instruments and Agreements. On the Effective Date, (a) the Existing Stock, Interests and any other note, bond, indenture or other instrument or document evidencing or creating any indebtedness or obligation of or ownership interest in the Debtor will be cancelled and (b) the obligations of, Claims against, and/or Interests in the Debtor under, relating, or pertaining to any agreements, indentures, certificates of designation, bylaws, certificates or articles of incorporation or similar documents governing the Existing Stock, Interests and any other note, bond, indenture or other instrument or document evidencing or creating any indebtedness or obligation of the Debtor will be released and discharged, and the holders thereof shall have no rights against the Debtor, the Responsible Person or the Estate, and such instruments shall evidence no such rights, except the right to receive distributions provided for in the Plan.

20.   Corporate Action. The adoption of new or amended and restated certificates of incorporation and by-laws or similar corporate documents for the Debtor; the initial selection of the Responsible Person for the Debtor; the distribution of Cash pursuant to the Plan; the adoption, execution, delivery and implementation of all contracts, leases, instruments, releases and other agreements or documents related to any of the foregoing; and the other matters involving the corporate structure of the Debtor or corporate action to be taken by or required of the Debtor will occur and be effective as of the date specified in the documents effectuating the applicable transactions or on or after the Effective Date, if no such other date is

specified in such other documents, and will be authorized and approved in all respects and for all purposes without any requirement of further action by stockholders or director of the Debtor.

21.   <u>Dissolution of Debtor</u>. Upon the filing by or on behalf of the Debtor of a certificate of dissolution with the appropriate state authority, the Debtor shall be deemed dissolved for all purposes without the necessity for any further actions to be taken by or on behalf of such entity or payment to be made in connection therewith. From and after the Effective Date, the Debtor shall not be required to file any document or take any action to withdraw its business operation from any states in which the Debtor was previously conducting business.

22.   <u>Revesting of Property</u>. On the Effective Date, pursuant to section 1141(b) and (c) of the Bankruptcy Code, the Assets of the Debtor shall automatically vest in the Debtor, free and clear of all claims, liens, charges, interests or other encumbrances, except as specifically provided otherwise in the Plan.

23.   <u>Conveyance Free and Clear</u>. All Assets of the Debtor sold at any time during the Chapter 11 Case pursuant to section 363 of the Bankruptcy Code was or is sold free and clear of all liens, claims, encumbrances and interests except as may otherwise be specifically provided in a Final Order of the Court approving such sale.

24.   <u>Exemption from Certain Transfer Taxes</u>. To the extent provided under section 1146(c) of the Bankruptcy Code and applicable law, (a) any transfers from the Debtor to the reorganized Debtor pursuant to the Plan, (b) the issuance, transfer or exchange of any security or the making or delivery of any instrument of transfer pursuant to the Plan, or (c) any sale of any Asset occurring upon or after the Effective Date by the Debtor shall all be deemed to be in furtherance of the Plan and shall not be subject to any stamp tax or similar tax. All

appropriate state or local governmental officials shall forego the collection of any such stamp or similar tax and shall accept for filing and recordation any applicable instruments or documents without the payment of any such stamp tax or similar tax.

25.   Stay.   Unless otherwise provided in the Plan, all injunctions or stays provided for in the Chapter 11 Case pursuant to sections 105 and 362 of the Bankruptcy Code, or otherwise, and in existence on the Confirmation Date, shall remain in full force and effect until the later of (a) closing of the Chapter 11 Case or (b) dissolution of the Debtor.

26.   Deadline for Filing Fee Claims. Requests for Fee Claims and all claims of all Persons requesting compensation or reimbursement of expenses pursuant to Bankruptcy Code sections 327, 328, 330, 331, 503(b) or 1103 for services rendered on or before the Effective Date (including any substantial contribution claims) must be filed and served on the Responsible Person on behalf of the Debtor, and counsel to the Debtor, no later than forty-five (45) days after the Effective Date (the "Fee Claims Bar Date").   Objections to any such Professional Claims and substantial contribution claims must be Filed and served on the claimant no later than thirty (30) days after the Fee Claims Bar Date.

27.   Rejection Damages Bar Date. If a Claim arises from the rejection of any executory contract or unexpired lease (including claims under section 365(d)(3) of the Bankruptcy Code), then such Claim shall be forever barred and shall not be enforceable against the Debtor or the Estate or such entities' properties unless a proof of claim asserting such Claim is filed with the Bankruptcy Court and served on the Debtor within thirty (30) days after the Effective Date or such earlier date previously set by order of the Bankruptcy Court. Unless otherwise ordered by the Bankruptcy Court, all such Claims arising from the rejection of

executory contracts or unexpired leases shall be treated as General Unsecured Claims under the Plan.

28.   <u>Findings of Fact and Conclusions of Law</u>. The determinations, finding, judgments, decrees and orders set forth herein constitute this Court's findings of fact and conclusions of law pursuant to Bankruptcy Rule 7052, made applicable to this proceeding pursuant to Bankruptcy Rule 9014. Each finding of fact set forth herein, to the extent it is or may be so deemed a conclusion of law, shall also constitute a conclusion of law. Each conclusion of law set forth herein, to the extent it is or may be so deemed a finding of fact, shall also constitute a finding of fact.

29.   <u>Jurisdiction of the Court</u>. Until the Effective Date, this Court shall retain jurisdiction over the Debtor and its Asset and the Estate. Thereafter, jurisdiction of the Bankruptcy Court shall continue to the greatest extent legally permissible, including without limitation the subject matters set forth in Article 11 of the Plan.

30.   <u>Effectiveness of Order</u>. Notwithstanding Bankruptcy Rules 3020(e) and 6004(h) or any other provision of the Bankruptcy Code or Bankruptcy Rules, this Order shall be effective immediately upon its entry, and the period in which an appeal must be filed shall commence immediately upon the entry hereof.

31.   <u>Notice of Confirmation Order and Effective Date</u>. The Debtor shall serve notice of the entry of the Confirmation Order to those parties on whom the Confirmation Hearing notice was served. Such service constitutes good and sufficient notice pursuant to Bankruptcy Rules 2002(f)(7) and 3020(c). On the Effective Date, or as soon thereafter as is reasonably practicable, the Debtor shall file with the Bankruptcy Court a "Notice of Effective Date" in a form reasonably acceptable to the Debtor in its sole discretion, which notice shall

constitute appropriate and adequate notice that the Plan has become effective; <u>provided,</u> <u>however,</u> that the Debtor shall have no obligation to notify any Person other than the Creditors' Committee, the Office of the United States Trustee, the Responsible Person and the Post-Effective Date Committee of such fact. A courtesy copy of the Notice of Effective Date may be sent by first class mail, postage prepaid (or at the Responsible Person's option, by hand delivery, courier, facsimile or electronic mail) to those Persons who have filed with the Court requests for notices pursuant to Bankruptcy Rule 2002.

32.   <u>Modification of the Plan</u>. Subject to the restrictions on Plan modifications set forth in section 1127 of the Bankruptcy Code, the Debtor reserves the right to alter, amend or modify the Plan before its substantial consummation.

33.   <u>Substantial Consummation</u>. Substantial consummation of the Plan shall be deemed to occur on the Effective Date. Further, the provisions of Federal Rule of Civil Procedure 62(a) and Bankruptcy Rules 3020(e) and 7062 shall not apply to this Order and the Debtor is authorized to consummate the Plan immediately upon entry of this Order.

34.   <u>References to Plan Provisions</u>. The failure to specifically include or reference any particular provision of the Plan in this Order shall not diminish or impair the effectiveness of such provision, it being the intent of the Court that the Plan be confirmed in its entirety.

35.   <u>Integration of Confirmation Order Provisions</u>. The provisions of this Confirmation Order are integrated with each other and are nonseverable and mutually dependent.

36.   <u>Reversal</u>. If any or all of the provisions of this Order are hereafter reversed, modified or vacated by subsequent order of this Court or any other court, such

reversal, modification or vacatur shall not affect the validity of the acts or obligations incurred or undertaken under or in connection with the Plan prior to the Debtor's receipt of written notice of any such order. Notwithstanding any such reversal, modification or vacatur of this Order, any such act or obligation incurred or undertaken pursuant to, and in reliance on, this Order prior to the effective date of such reversal, modification or vacatur shall be governed in all respects by the provisions of this Order and the Plan or any amendments or modifications thereto.

37. Notwithstanding anything to the contrary herein or in the Plan, nothing in this Order or in the Plan shall impair the rights, claims and defenses of the DIP Agent, DIP Lenders, Prepetition Agent, Prepetition Lenders (with GECC, collectively, the "GECC Parties"), the Debtor and/or the Debtor's estate under the DIP Financing Order, DIP Documents and Prepetition Credit Documents (as those terms are defined in the DIP Financing Order, and collectively therewith, the "Loan Documents"). The Bankruptcy Court retains jurisdiction with respect to the Loan Documents and all matters related thereto, including without limitation the jurisdiction to determine any disputes related to the Loan Documents and any amounts owed thereunder. Nothing in this Order or in the Plan shall have any effect on prior Orders of this Court with respect to the GECC Parties, the Debtor and/or the Debtor's estate with respect to any, some or all matters involving the GECC Parties and the Loan Documents, specifically including without limitation the GECC Stipulated Settlement Order.

Dated: February 18, 2011   /s/ Kevin J. Carey
       Wilmington, Delaware   THE HONORABLE KEVIN J. CAREY
                                  UNITED STATES BANKRUPTCY JUDGE

EXHIBIT A

February 1, 2011 Plan Modification Notice

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF DELAWARE

	)	
In re:	)	**Chapter 11**
	)	
GOTTSCHALKS INC., a Delaware corporation,[1]	)))	**Case No. 09-10157 (KJC)**
	)	
Debtor.	)	**Re: Docket Nos. 1291 and 2225**
	)	

NOTICE OF NON-MATERIAL MODIFICATIONS
TO THE DEBTOR'S CHAPTER 11 PLAN OF LIQUIDATION

PLEASE TAKE NOTICE that, on December 3, 2009, the above-captioned debtor and debtor in possession (the "Debtor") filed the *Debtor's Chapter 11 Plan of Liquidation* [Docket No. 1291] (the "Original Plan") with the United States Bankruptcy Court for the District of Delaware (the "Court").

PLEASE TAKE FURTHER NOTICE that the Debtor today filed a revised version of the Original Plan [Docket No. 2225] (the "Plan"). The Plan includes certain non-material modifications to the Original Plan, constituting mere technical changes to the Original Plan. The Debtor contends that the modifications set forth in the Plan do not materially adversely affect or change the treatment of any Claims (as defined in the Original Plan) or interests. Accordingly, pursuant to Rule 3019 of the Federal Rules of Bankruptcy Procedure, these modifications should not require additional disclosure under section 1125 of the Bankruptcy Code or re-solicitation of votes under section 1126 of the Bankruptcy Code, nor should they require that holders of Claims

---

[1] The Debtor in this case, along with the last four digits of the federal tax identification number for the Debtor, is Gottschalks Inc. (9791). The Debtor's corporate offices are located at 7 River Park Place East, Fresno, California 93720.

or interests be afforded an opportunity to change previously cast acceptances or rejections of the Original Plan.

PLEASE TAKE FURTHER NOTICE that attached hereto as Exhibit A are blacklined pages of the Plan as compared to the Original Plan. Exhibit A highlights the non-material modifications made to the Original Plan.

PLEASE TAKE FURTHER NOTICE that on January 25, 2011, the Court entered the *Order Approving Settlement Agreement and Release Between the Debtor, Park 41, River Park Properties III, Lance-Kashian & Company, Edward Kashian, Jennifer Schuh, and the Official Committee of Unsecured Creditors* [Adv. Proc. No. 09-52319 (KJC); Docket No. 85] (the "Settlement Order"), pursuant to which the Court approved a settlement agreement (the "Settlement Agreement") resolving the single outstanding objection to confirmation of the Plan. By its terms, the Settlement Agreement becomes effective 15 days after the entry of the Settlement Order -- on February 9, 2011. On or after the effective date of the Settlement Agreement, the Debtor intends to submit a proposed order confirming the Plan under certification of counsel, relying on the record of the confirmation hearing that was held by the Court on March 16, 2010.

Dated: February 1, 2011
       Wilmington, Delaware

                                        /s/ Lee E. Kaufman
                                        Mark D. Collins (No. 2981)
                                        Michael J. Merchant (No. 3854)
                                        Lee E. Kaufman (No. 4877)
                                        RICHARDS, LAYTON & FINGER, P.A.
                                        One Rodney Square
                                        920 North King Street
                                        Wilmington, Delaware 19801
                                        Telephone: (302 651-7700
                                        Facsimile: (302) 651-7701

                                        -and-

                                        Stephen H. Warren (*admitted pro hac vice*)
                                        Karen Rinehart (*admitted pro hac vice*)
                                        Jennifer Taylor (*admitted pro hac vice*)
                                        O'MELVENY & MYERS LLP
                                        400 South Hope Street
                                        Los Angeles, California 90071
                                        Telephone: (213) 430-6000
                                        Facsimile: (213) 430-6407

                                        Attorneys for the Debtor and Debtor-in-Possession

EXHIBIT B

Plan

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF DELAWARE

In re:	)	**Chapter 11**
	)	
GOTTSCHALKS INC., a Delaware corporation,[1]	))	**Case No. 09-10157 (KJC)**
	)	
Debtor.	)	
	)	

DEBTOR'S CHAPTER 11 PLAN OF LIQUIDATION

(FEBRUARY 1, 2011 MODIFICATION)

Mark D. Collins (No. 2981)
Michael J. Merchant (No. 3854)
Lee E. Kaufman (No. 4877)
Drew G. Sloan (No. 5069)
RICHARDS, LAYTON & FINGER, P.A.
One Rodney Square
P.O. Box 551
Wilmington, Delaware 19899
(302) 651-7700

Stephen H. Warren
Karen Rinehart
Jennifer M. Taylor
Justine M. Daniels
O'MELVENY & MYERS LLP
400 South Hope St.
Los Angeles, California 90071
(213) 430-6000

ATTORNEYS FOR DEBTOR AND DEBTOR IN POSSESSION

Dated: February 1, 2011

---

[1] The Debtor in this case, along with the last four digits of the federal tax identification number for the Debtor, is Gottschalks Inc. (9791). The Debtor's mailing address is P.O. Box 28920, Fresno, California 93729.

ARTICLE 1
DEFINITIONS

A. Defined Terms. For the purposes of this Plan, all capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in this Article 1. Any term used in this Plan that is not defined herein, but is defined in the Bankruptcy Code or the Bankruptcy Rules, shall have the meaning ascribed to that term in the Bankruptcy Code or the Bankruptcy Rules.

"<u>Administrative Claim</u>" shall mean a Claim for payment of an administrative expense of a kind specified in section 503(b) of the Bankruptcy Code and referred to in section 507(a)(1) of the Bankruptcy Code, including, without limitation, the actual, necessary costs and expenses incurred after the Petition Date of preserving the estate and operating the business of the Debtor, including wages, salaries or commissions for services, compensation for legal and other services and reimbursement of expenses awarded under section 330(a) or 331 of the Bankruptcy Code, certain retiree benefits under section 1114(e)(2) of the Bankruptcy Code, certain pre-petition trade claims under section 503(b)(9) of the Bankruptcy Code and all fees and charges assessed against the estate under Chapter 123 of Title 28, United States Code.

"<u>Allowed Administrative Claim</u>" shall mean all or the portion of any Administrative Claim which either (a) becomes an Allowed Claim or (b) was incurred by the Debtor in the ordinary course of business during the Chapter 11 Case and is allowable under section 503(b) of the Bankruptcy Code.

"<u>Administrative Expense Request</u>" shall mean a request for payment of an Administrative Claim that is to be filed with the Bankruptcy Court and served on counsel for the Debtor by no later than the Second Administrative Expense Request Deadline.

"<u>Allowed GECC Obligation</u>" shall mean a GECC Obligation that is valid, due and presently owing to GECC.

"<u>Allowed Claim</u>" or "<u>Allowed Interest</u>" shall mean, respectively, any Claim against or Interest in the Debtor, proof of which was filed on or before the bar date, if any, for such Claim or Interest with the Bankruptcy Court, or, if no proof of claim was filed, which has been or is hereafter listed by the Debtor in its schedules as liquidated in amount and not disputed or contingent and, in either case, as to which no objection to the allowance thereof, or motion for estimation thereof, has been interposed within the applicable period of limitation fixed by the Plan, the Bankruptcy Code, the Bankruptcy Rules or the Bankruptcy Court, or as to which an objection or motion to estimate has been interposed, following which such Claim or Interest has been allowed, in whole or in part, by Final Order; provided, however, that proofs of claim need not be filed with respect to compensation or reimbursement of expenses allowed by the Bankruptcy Court under section 328, 330, 331 or 503 of the Bankruptcy Code upon appropriate application; and provided further, after the Effective Date, the Debtor and any holder of a General Unsecured Claim can agree that such Claim should be an "Allowed Claim," and thereafter treat such Claim as an Allowed Claim without the need to file a proof of claim or seek further order of the Bankruptcy Court. For purposes of determining the amount of an "Allowed Claim," the Debtor may, at its option, deduct therefrom an amount equal to the amount of any claim which the Debtor may hold against the holder thereof, to the extent such claim may be set off pursuant to applicable law.

"Allowed GECC Administrative Claim" shall mean an Allowed Administrative Claim that is valid, due and presently owing to GECC.

"Allowed General Unsecured Claim" shall mean an Allowed Claim that is a General Unsecured Claim.

"Ambro Retention Agreement" shall mean the agreement under which J. Gregory Ambro serves as Responsible Person and as liquidating agent under the Plan.

"Assets" shall mean with respect to the Debtor, all of the right, title, and interest in and to property of whatever type or nature owned by the Debtor or subsequently acquired by the Debtor, including any property of the Estate for purposes of Section 541 of the Bankruptcy Code including, without limitation, Cash and Rights of Action, as of the Confirmation Date.

"Available Assets" shall mean the Assets (including any assets transferred to the Liquidating Trust) remaining after (i) the establishment of the Gottschalks Senior Claims Reserve and the Disputed Claims Reserve, (ii) the establishment of the Gottschalks Administrative Fund and (iii) any amounts remaining in the Gottschalks Senior Claims Reserve and Gottschalks Administrative Fund after amounts are paid pursuant to Article 8.A.

"Avoidance Action" means any Right of Action to avoid or recover a transfer of property of the Estate or an interest of any of the Debtor in property, including, without limitation, actions arising under sections 506, 510, 541, 542, 544, 545, 547, 548, 549, 550 and 553 of the Bankruptcy Code and any other applicable federal or common law.

"Bankruptcy Code" shall mean the Bankruptcy Reform Act of 1978, as amended and codified in title 11 of the United States Code, 11 U.S.C. §§ 101-1532, as in effect on the Petition Date.

"Bankruptcy Court" shall mean the United States Bankruptcy Court for the District of Delaware and any other court that exercises jurisdiction over the Chapter 11 Cases.

"Bankruptcy Rules" shall mean the Federal Rules of Bankruptcy Procedure and the Official Bankruptcy Forms, as amended, the Federal Rules of Civil Procedure, as amended, as applicable to the Chapter 11 Cases and the Local Rules of the Bankruptcy Court, as applicable to the Chapter 11 Cases or proceedings therein, as the case may be.

"Bar Date Order" shall mean that certain order of the Bankruptcy Court dated as of June 18, 2009 [D.I. 655] establishing bar dates for filing certain proofs of claim (including Administrative Claims), with only those exceptions permitted thereby.

"Business Day" shall mean any day except a Saturday, Sunday or a "legal holiday," as such term is defined in Bankruptcy Rule 9006(a).

"Carve Out Amount" shall have the meaning ascribed to it in the DIP Financing Order and the DIP Financing Agreement.

"Case Carve Out" shall have the meaning ascribed to it in the DIP Financing Order and the DIP Financing Agreement.

"Cash" shall mean legal tender of the United States of America and equivalents thereof.

"Chapter 11 Case" shall mean the above-captioned chapter 11 cases of the Debtor pending in the Bankruptcy Court as Case No. 09-10157 (KJC).

"Claim" shall mean, as against the Debtor (i) a right to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured; or (ii) a right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.

"Claimholder" shall mean a holder of a Claim.

"Class" shall mean a category of Claims or Interests as classified under this Plan.

"Common Stock" shall mean all shares of Gottschalks' Common Stock, no par value, issued and outstanding immediately subsequent to the Effective Date.

"Confirmation Date" shall mean the date and time the Clerk of the Bankruptcy Court enters the Confirmation Order on its docket.

"Confirmation Hearing" shall mean the hearing held by the Bankruptcy Court to consider confirmation of this Plan and related matters under section 1128 of the Bankruptcy Code, as such hearing may be adjourned or continued from time to time.

"Confirmation Order" shall mean the order of the Bankruptcy Court confirming this Plan pursuant to Section 1129 of the Bankruptcy Code.

"Creditors' Committee" shall mean the Official Committee of Unsecured Creditors appointed in the Chapter 11 Case [D.I. 74] by the Office of the United States Trustee for the District of Delaware pursuant to section 1102(a) of the Bankruptcy Code.

"Debtor" shall mean Gottschalks Inc., a Delaware corporation and, from and after the Effective Date, shall include any successor to the Debtor under the Plan.

"DIP Financing Agreement" shall mean that certain Senior Secured, Super-Priority Debtor-in-Possession Credit Agreement dated as of January 16, 2009 among *inter alia*, GECC and the Debtor.

"DIP Financing Order" shall mean that certain Final Order Pursuant to 11 U.S.C. §§ 105, 361, 362, 363, 364 and 507(1) Approving Senior Secured Superpriority

Postpetition Financing, (2) Authorizing Use of Cash Collateral, (3) Granting Liens and Providing Superpriority Administrative Expense Status, (4) Granting Adequate Protection and (5) Modifying Automatic Stay, signed by the Bankruptcy Court on February 13, 2009 [D.I. 171].

"Disallowed Claim" shall mean a claim or any portion thereof that (a) has been disallowed by a Final Order, (b) is Scheduled as zero or as contingent, disputed or unliquidated and as to which no proof of claim or Administrative Expense Request has been timely filed or deemed timely filed with the Bankruptcy Court pursuant to either the Bankruptcy Code or any Final Order of the Bankruptcy Court or otherwise deemed timely filed under applicable law or this Plan, (c) is not Scheduled and as to which no proof of claim or Administrative Expense Request has been timely filed or deemed timely filed with the Bankruptcy Court pursuant to either the Bankruptcy Code or any Order of the Bankruptcy Court or otherwise deemed timely filed under applicable law or this Plan, (d) has been withdrawn by agreement of the Debtor and the holder thereof or (e) has been withdrawn by the holder thereof.

"Disclosure Statement" shall mean the disclosure statement that relates to this Plan, as approved by the Bankruptcy Court pursuant to section 1125 of the Bankruptcy Code and Bankruptcy Rule 3017, as such disclosure statement may be amended, modified or supplemented from time to time.

"Disputed Claim" shall mean a Claim or any portion thereof, that is neither an Allowed Claim nor a Disallowed Claim, including without limitation Claims
(a) have not been Scheduled by the Debtor or have been Scheduled as unknown, contingent, unliquidated, disputed or at zero, and for which a proof of claim has been filed in the Chapter 11 Case, (b) that are the subject of a proof of claim or Administrative Expense Request that differs in nature, amount or priority from the Schedules or (c) are the subject of an objection filed with the Bankruptcy Court, which has not been withdrawn or overruled by a Final Order of the Bankruptcy Court; provided however, that a Claim shall not be a Disputed Claim to the extent it becomes an Allowed Claim or a Disallowed Claim.

"Disputed Claims Reserve" shall mean a Cash reserve that shall be maintained by the Responsible Person, in consultation with the Debtor and the Post-Effective Date Committee (as applicable) in an interest-bearing account in the amount necessary to pay all Disputed Claims other than disputed Administrative Claims in accordance with the provisions of this Plan, if such Disputed Claims become Allowed Claims.

"Disputed Interest" shall mean, respectively, any Interest which on or by the Effective Date (i) is the subject of an objection filed by the Debtor or any other party in interest and which objection has not been withdrawn or overruled by Final Order or (ii) has been disallowed by a Final Order.

"Distribution" shall mean any distribution pursuant to the Plan to the holders of Allowed Claims or Allowed Interests.

 "Distribution Date" shall mean the date on which a Distribution is made by the Debtor in accordance with the Plan to holders of fully or partially Allowed Claims entitled to receive distributions under the Plan.

"Effective Date" shall mean the first Business Day determined by the Debtor on which all conditions to the consummation of this Plan set forth in Article 10.A. have been either satisfied or waived as provided in Article 10.B. of this Plan and is the day upon which this Plan is substantially consummated.

"Estate" shall mean the estate created by the commencement of the Chapter 11 Case pursuant to Section 541 of the Bankruptcy Code.

"Executory Contract" shall mean an executory contract or unexpired lease described in Bankruptcy Code section 365.

"Exhibit" shall mean an exhibit annexed to either this Plan or the Disclosure Statement.

"Existing Stock" shall mean shares of stock of the Debtor that are authorized, issued and outstanding prior to the Effective Date.

"Face Amount" shall mean when (a) used in reference to a Disputed or Disallowed Claim, the full stated liquidated amount claimed by the Claimholder in any proof of claim timely filed with the Bankruptcy Court or otherwise deemed timely filed by any Final Order of the Bankruptcy Court or other applicable bankruptcy law and (b) used in reference to an Allowed Claim, the allowed amount of such Claim.

"Fee Application" shall mean an application filed with the Bankruptcy Court in accordance with the Bankruptcy Code and Bankruptcy Rules for compensation of a Fee Claim.

"Fee Claim" shall mean a Claim under Sections 330(a), 331 or 503 of the Bankruptcy Code for compensation for professional services rendered and reimbursement of expenses incurred in the Chapter 11 Case made pursuant to a Fee Application.

"Final Order" shall mean an order or judgment of the Bankruptcy Court, or other court of competent jurisdiction, entered on the docket of such court, that has not been reversed, rescinded, stayed, modified or amended, that is in full force and effect, and with respect to which: (a) the time to appeal, seek review or rehearing, or petition for certiorari has expired and no timely filed appeal or petition for review, rehearing, remand or certiorari is pending; or (b) any appeal taken or petition for certiorari filed has been resolved by the highest court to which the order or judgment was appealed or from which review, rehearing or certiorari was sought.

"GECC" shall mean General Electric Capital Corporation, a Delaware corporation, in its capacities as a lender and as agent for lenders under the Prepetition Loan Agreement and the DIP Financing Agreement.

 "GECC Administrative Claim" shall mean any amount due and owing by the Debtor to GECC itself and as agent for the lenders pursuant to the DIP Financing Order and the DIP Financing Agreement.

"GECC Prepetition Claim" shall mean a Claim asserted by GECC itself and as agent for the lenders against the Debtor under the Pre-Petition Loan Agreement.

"General Unsecured Claim" shall mean any Claim against the Debtor that is not an Administrative Expense Claim, GECC Claim, Priority Tax Claim, Other Priority Claim, Other Secured Claim, or a Securities Subordinated Claim, provided that General Unsecured Claims shall include, without limitation, any claim of a holder of an Other Secured Claim secured by an interest in property of the Estate to the extent the amount of such claim exceeds the value, as determined by the Bankruptcy Court pursuant to section 506(a) of the Bankruptcy Code, in the interest in property of the Estate securing such Claim.

"Gottschalks" shall mean Gottschalks Inc., a Delaware corporation, debtor-in-possession in the Chapter 11 Case pending in the Bankruptcy Court.

"Gottschalks Administrative Budget" shall mean a budget, approved by the Debtor following consultation with the Creditors' Committee, and which may be adjusted from time to time by the Debtor or Responsible Person following consultation with the Creditors' Committee or Post-Effective Date Committee, as the case may be, established to satisfy the projected costs and expenses of liquidating and administering the Estate.

"Gottschalks Administrative Fund" shall mean the reserve established in accordance with Article 8.A. of this Plan, and which may be adjusted from time to time by the Debtor or Responsible Person following consultation with the Creditors' Committee or Post-Effective Date Committee, as the case may be, for the payment of the projected costs and expenses of liquidating and administering the Estate. Any amounts that remain in the Gottschalks Administrative Fund shall become Available Assets and be distributed pursuant to the terms of this Plan.

"Gottschalks Senior Claims Reserve" shall mean the reserve established in accordance with Article 8.A. of this Plan for the payment of Allowed and/or Disputed Administrative Expense, Priority Tax, Other Priority, GECC Claims and Other Secured Claims to the extent such Claims are not paid by the Debtor by the Initial General Unsecured Claims Distribution Date. Any amounts that remain in the Gottschalks Senior Claims Reserve shall be paid in accordance with Article 8.A.of this Plan.

"Governmental Unit" shall mean the governmental units described in Bankruptcy Code section 101(27).

"Impaired" shall mean, with respect to any Claim, Interest or Class, the condition or effects described in section 1124 of the Bankruptcy Code.

"Initial Distribution Date" shall mean the first Distribution Date following the Effective Date.

"Initial General Unsecured Claims Distribution Date" shall mean the date on which the first distribution on account of Allowed Claims that are General Unsecured Claims.

"Interest" shall mean any rights of holders of issued and outstanding shares of common stock, preferred stock or other equity securities of the Debtor in respect thereof.

"Interestholder" shall mean a holder of an Interest.

"Liquidating Trust" shall mean any liquidating trust established pursuant to this Plan, as set forth in Article 6 hereof.

"Ordinary Course Professional Order" shall mean that certain Order Authorizing Retention of Professionals Utilized in the Ordinary Course of Business Pursuant to Sections 327 and 328 of the Bankruptcy Code [D.I. 157], entered by the Bankruptcy Court on or about February 12, 2009.

"Other Priority Claim" shall mean a Claim entitled to priority pursuant to section 507(a) of the Bankruptcy Code, other than an Administrative Expense Claim, GECC Obligation or a Priority Tax Claim.

"Other Secured Claim" shall mean a Claim, other than a GECC Claim, that is secured by a valid unavoidable security interest in or lien on property of the Debtor, but only to the extent of the value, as determined by the Bankruptcy Court pursuant to section 506(a) of the Bankruptcy Code, of the Estate's interest in the property of the Debtor that secures payment of the Claim.

"Park 41 Partnership" shall mean the partnership created by the Park 41 Partnership Agreement.

"Park 41 Partnership Agreement" shall mean that certain Agreement of Limited Partnership of Park 41, A California Limited Partnership, dated March 16, 1990 as amended.

"Park 41 Interest" shall mean the limited partnership interest of the Debtor and any rights related thereto under the Park 41 Partnership Agreement.

"Person" shall mean an individual, corporation, partnership, joint venture, association, joint stock company, limited liability company, limited liability partnership, trust, estate, unincorporated organization, Governmental Unit or other entity.

"Petition Date" shall mean January 14, 2009, the date on which the Debtor filed its petition for relief in the Bankruptcy Court commencing the Chapter 11 Case.

"Plan" shall mean this chapter 11 plan of liquidation, including the Plan Supplement and all other supplements, appendices and schedules hereto, either in their present form or as the same may be altered, amended or modified from time to time in accordance with the Bankruptcy Code and Bankruptcy Rules.

"Plan Supplement" shall mean the supplement to the Plan containing, without limitation, the Ambro Retention Agreement and the list of assumed contracts and leases that the Debtor will file with the Bankruptcy Court on or before the date that is at least ten (10) days prior to the Confirmation Hearing or such later date as may be established by order of the Bankruptcy Court.

"Post-Effective Date Committee" means the Creditors' Committee as it shall be reconstituted and function after the Effective Date in accordance with Article 6.C and D of this Plan.

"Preference Action" shall mean a Right of Action pertaining to Bankruptcy Code section 547 for recovery of prepetition payments made by the Debtor (but expressly excluding security interests, liens and similar interests).

"Prepetition Loan Agreement" shall mean that certain Second Amended and Restated Credit Agreement dated as of September 26, 2007, between the Debtor, GECC and certain other parties.

"Priority Claim" shall mean a Claim for an amount entitled to priority under section 507(a) of the Bankruptcy Code, other than an Administrative Claim or a Priority Tax Claim.

"Priority Tax Claim" shall mean a Claim for an amount entitled to priority under section 507(a)(8) of the Bankruptcy Code.

"Professionals" shall mean those Persons retained or authorized to be retained in the Chapter 11 Cases by an Order of the Bankruptcy Court pursuant to sections 327 and 1103 of the Bankruptcy Code or otherwise, including those Persons retained pursuant to the Ordinary Course Professional Order.

"Pro Rata Share" shall mean the proportion that the Face Amount of a Claim in a particular Class or Classes bears to the aggregate Face Amount of all Claims (including Disputed Claims, but excluding Disallowed Claims) in such Class or Classes, unless this Plan provides otherwise.

"Reclamation Claim" means a claim related to the right of a creditor to reclaim goods as set forth in Bankruptcy Code Section 546(c)(1) (including an Administrative Claim or other right granted in lieu thereof pursuant to the Order of the Bankruptcy Court.)

"Reclamation Claimant" means a holder of a Reclamation Claim.

"Responsible Person" shall mean J. Gregory Ambro, acting pursuant to (i) the Ambro Retention Agreement, which shall be submitted as part of the Plan Supplement and (ii) as liquidating agent of and for the Estate from and after the Effective Date in accordance with Article 6 of this Plan.

"Rights of Action" shall mean any and all actions, proceedings, causes of action (including, without limitation, any causes of action of a debtor or debtor in possession under chapter 5 of the Bankruptcy Code), suits, accounts, debts, sums of money, accounts, reckonings, covenants, contracts, controversies, agreements, promises, rights to legal remedies, rights to equitable remedies, rights to payment and claims, variances, trespasses, damages, judgments, executions, claims and demands whatsoever, whether known, unknown, reduced to judgment, not reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured or whether asserted or assertable directly or derivatively, in law, equity or otherwise, and all rights thereunder or attendant thereto.

"Scheduled" shall mean with reference to any Claim or Interest, the status, priority and amount, if any, of such Claim or Interest as set forth in the Schedules.

"Schedules" shall mean the schedules of assets and liabilities and the statement of financial affairs filed by the Debtor, pursuant to section 521 of the Bankruptcy Code and the Official Bankruptcy Forms, as may be amended from time to time.

"Second Administrative Expense Request Deadline" shall mean the date set as the deadline for filing Administrative Expense Requests for Administrative claims not subject to the Bar Date Order, which shall be thirty (30) days after the Effective Date, unless otherwise ordered by the Bankruptcy Court except with respect to Fee Claims.

"Securities Act" shall mean the Securities Act of 1933, as amended.

"Securities Subordinated Claim" shall mean any Claim against the Debtor arising from the purchase or sale of a security in the Debtor, or any Claim against the Debtor by an entity that asserts equitable or contractual rights of reimbursement, contribution or indemnification arising from such Claim.

"Senior Claims" shall mean all Administrative Claims, Priority Tax Claims, Other Priority Claims, GECC Claims and Other Secured Claims.

"Servicer" shall mean an indentured trustee, agent or servicer that administers an agreement that governs the rights of a Claimholder.

B. Other Terms. The words "herein," "hereof," "hereto," "hereunder" and others of similar import refer to this Plan as a whole and not to any particular article, section or clause contained in this Plan. A reference to an "Article" or "Section" refers to an Article or Section of this Plan. A term used herein that is not defined herein shall have the meaning ascribed to that term, if any, in or by the Bankruptcy Code. The rules of construction set forth in section 102 of the Bankruptcy Code shall apply in constructing this Plan.

C. Exhibits. All Exhibits to this Plan are incorporated by reference into and are made a part of this Plan as if set forth in full herein.

ARTICLE 2
CLASSIFICATION OF CLAIMS
AND INTERESTS

A. Summary. The categories of Claims and Interests listed below classify Claims (except for Administrative Expense Claims and Priority Tax Claims) and Interests for all purposes, including voting, confirmation and distribution pursuant to this Plan.

CLASS	DESCRIPTION	STATUS
[unclassified]	Administrative Expense Claims, Priority Tax Claims	Unimpaired - not entitled to vote
Class 1	Class 1 consists of Other Priority Claims.	Unimpaired - not entitled to vote

CLASS	DESCRIPTION	STATUS
Class 2	Class 2 consists of GECC Prepetition Claims	Unimpaired - not entitled to vote
Class 3	Class 3 consists of Other Secured Claims.	Impaired - entitled to vote
Class 4	Class 4 consists of General Unsecured Claims.	Impaired - entitled to vote
Class 5	Class 5 consists of Interests and Securities Subordinated Claims.	Deemed to reject - not entitled to vote

B. Classification. The Claims against the Debtor shall be classified as specified below (other than Administrative Claims and Priority Tax Claims, which shall be treated in accordance with Article 3 below). Consistent with section 1122 of the Bankruptcy Code, a Claim or Interest is classified by the Plan in a particular Class only to the extent the Claim or Interest is within the description of the Class, and a Claim or Interest is classified in a different Class to the extent it is within the description of that different Class. The classification of any Claim for purposes of the Plan (including voting) shall not be deemed consent to the Allowance of such Claim or preclude any objection thereto for any purpose (including voting).

1. *Class 1*. Class 1 consists of Other Priority Claims.

2. *Class 2*. Class 2 consists of GECC Prepetition Claims.

3. *Class 3*. Class 3 consists of Other Secured Claims.

4. *Class 4*. Class 4 consists of General Unsecured Claims.

5. *Class 5*. Class 5 consists of Interests and Securities Subordinated Claims.

ARTICLE 3
TREATMENT OF ADMINISTRATIVE EXPENSE CLAIMS AND PRIORITY TAX CLAIMS

A. Administrative Expense Claims and Priority Tax Claims. As provided in section 1123(a)(1) of the Bankruptcy Code, Administrative Expense Claims and Priority Tax Claims shall not be classified for the purposes of voting or receiving distributions under this Plan. Rather, all such Claims shall be treated separately as unclassified Claims on the terms set forth in this Article 3.

B. Administrative Claims and Second Administrative Expense Request Deadline. Any holder of an Administrative Claim must file an Administrative Expense Request requesting payment of such Administrative Claim with the Bankruptcy Court by no later than (i) August 24, 2009 for any Claims covered by the Bar Date Order or (ii) the Second Administrative Expense Request Deadline for all other Administrative Claims besides Fee Claims; provided, however, that any such Administrative Expense Request

C. Treatment of Administrative Claims (other than Fee Claims). Except as otherwise set forth in this Article 3, each holder of an Allowed Administrative Claim (other than Fee Claims) shall receive, in full satisfaction, settlement, release and discharge of, and in exchange for, such Administrative Claim, on the later of (a) the Effective Date and (b) the date such Administrative Claim becomes an Allowed Administrative Claim and (c) the date such Allowed Administrative Claim is due for payment under any applicable agreement between the holder of the Allowed Administrative Claim and the Debtor, (i) Cash equal to the unpaid portion of such Allowed Administrative Claim or (ii) such other treatment as to which the Debtor and the holder of such Administrative Claim shall have agreed upon in writing.

D. GECC Administrative Claims. On, or as soon as reasonably practicable following the later of (a) the Initial Distribution Date or (b) the Distribution Date immediately following the date on which a GECC Administrative Claim becomes an Allowed Claim, the holder of such claim shall receive, in full satisfaction, settlement, release and discharge of, and in exchange for such Allowed GECC Administrative Claim, (i) Cash in an amount equal to the amount of such Allowed GECC Administrative Claims; (ii) the treatment provided in the DIP Financing Agreement, DIP Financing Order, other orders of the Bankruptcy Court or applicable law or (iii) such other less favorable treatment as to which the Debtor and such holder shall have agreed upon on writing.

E. Professional Fee Claims.

   1.   *Final Fee Applications*. All final requests for payment of Fee Claims and requests for reimbursement of expenses of members of the Creditors' Committee must be filed no later than forty-five (45) days after the Effective Date. After notice and a hearing in accordance with the procedures established by the Bankruptcy Code and prior orders of the Bankruptcy Court, the allowed amounts of such Fee Claims and expenses shall be determined by the Bankruptcy Court and paid in full in Cash.

   2.   *Professional Fees and Expenses Carve Out.* Nothing herein shall alter or impair the provisions of the DIP Financing Agreement or the DIP Financing Order with respect to the Case Carve Out or the Carve Out Amount, which shall be administered for the beneficiaries thereof. To the extent of any surplus after satisfaction of all Claims by the beneficiaries of the Case Carve Out and the Carve Out Amount, such surplus shall be treated as an Available Asset.

   3.   *Post-Effective Date Retention*. Upon the Confirmation Date, any requirement that Professionals comply with sections 327 through 331 of the Bankruptcy Code in seeking retention or compensation for services rendered after such date will terminate, and the Debtor and the Post-Effective Date Committee may employ and pay Professionals in the ordinary course of business in accordance with the terms of the Gottschalks Administrative Budget.

F. Treatment of Priority Tax Claims. Each holder of an Allowed Priority Tax Claim shall be entitled to receive on account of such Priority Tax Claim, at the sole option of the Debtor following consultation with the Post-Effective Date Committee and in full satisfaction, settlement, release and discharge of, and in exchange for, such Priority

Tax Claim, (i) Cash in an amount equal to the amount of such Allowed Priority Tax Claim or (ii) such other treatment as to which the Debtor and the holder of such Allowed Priority Tax Claim shall have agreed upon in writing.

G. Treatment of Reclamation Claims.   To the extent that Reclamation Claimants seek to assert that their Reclamation Claims are Secured Claims under the Bankruptcy Code, the Debtor asserts that the Reclamation Claims are not entitled to such treatment because (i) the Reclamation Claimants' reclamation rights were subject at all times to GECC's perfected Liens, (ii) the Reclamation Claimants' reclamation rights did not satisfy Bankruptcy Code section 546(c) and other applicable nonbankruptcy law, and (iii) as a result of the amendments to the Bankruptcy Code in 2005, Bankruptcy Code section 546(c) no longer provides that a reclamation claim is entitled to administrative expense priority under section 503(b) of the Bankruptcy Code, and the Debtor will file an objection to each such Reclamation Claim asserting, <u>inter alia</u>, that each such Reclamation Claimant is a holder of a Class 4 General Unsecured Claim with respect to the value of the goods sold and delivered to the Debtor by such Reclamation Claimant; the Debtor may also object to Reclamation Claims on other and further grounds.

ARTICLE 4
TREATMENT OF CLASSIFIED CLAIMS
AND INTERESTS

A. Other Priority Claims (Class 1). Each holder of an Allowed Other Priority Claim shall receive, in full satisfaction, settlement, release, and discharge of, and in exchange for, such Allowed Other Priority Claim, (i) Cash in an amount equal to the amount of such Allowed Other Priority Claim or (ii) such other treatment as to which the Debtor and such Claimholder shall have agreed upon in writing.

B. GECC Prepetition Claims (Class 2). GECC shall receive, in full satisfaction, settlement, release and discharge of, and in exchange for such Allowed GECC Prepetition Claim, (i) Cash in an amount equal to the amount of such Allowed GECC Prepetition Claims; (ii) treatment provided in the DIP Financing Agreement, DIP Financing Order, other orders of the Bankruptcy Court or applicable law or (iii) such other less favorable treatment as to which the Debtor and such holder shall have agreed upon on writing. All GECC Prepetition Claims are deemed to have been satisfied in full by the entry of the final DIP Order and the payment of any amounts required thereunder.

C. Other Secured Claims (Class 3). Each holder of an Allowed Other Secured Claim shall receive one or a combination of the following, in full satisfaction, settlement, release, and discharge of, and in exchange for, such Allowed Other Secured Claim, (i) Cash in an amount equal to the amount of such Allowed Other Secured Claim; (ii) the collateral securing such Allowed Other Secured Claims or proceeds thereof; (iii) the sale of the Collateral securing such Allowed Other Secured Claims, with the liens to attach to the proceeds of such sale; (iv) realization of the indubitable equivalent on account of such Claims; (v) deferred cash payments totaling at least the allowed amount of such claim, of a value, as of the Effective Date, of at least the value of such holder's interest in the Estate's interest in such property or (vi) such other treatment as to which the Debtor and such Claimholder shall have agreed upon in writing (including without limitation any settlement agreement previously approved by the Bankruptcy Court). The foregoing consideration shall be determined on the later of the date that the Other Secured Claim becomes an Allowed Other Secured Claim or within sixty (60) days after the Effective Date. A separate subclass will be created for each Other Secured Claimholder or each group thereof that shares collateral (if any).

D. General Unsecured Claims (Class 4). Each holder of a General Unsecured Claim shall be entitled to receive his, her or its Pro Rata Share of proceeds of the Available Assets.

E. Interests and Securities Subordinated Claims (Class 5). On the Effective Date, the Existing Stock and Interests shall be cancelled. Each holder of an Interest or Securities Subordinated Claim shall not receive anything on account of such Interest or Claim. Subject to the provisions of Article 8.J. of this Plan, the entry of the Confirmation Order shall act as an order approving and effecting the cancellation of all shares of the capital stock of the Debtor (and all securities convertible or exercisable for or evidencing any other right in or with respect to shares of the capital stock of the Debtor) outstanding immediately prior to the Effective Date without any conversion thereof or distribution with respect thereto.

ARTICLE 5
ACCEPTANCE OR REJECTION OF THIS PLAN

A. Impaired Classes of Claims Entitled to Vote. Except as otherwise provided in order(s) of the Bankruptcy Court pertaining to solicitation of votes on this Plan, Classes 3 and 4 are impaired and shall be entitled to vote to accept or reject this Plan.

B. Classes Deemed to Accept the Plan. Classes 1 and 2 are unimpaired by this Plan. Pursuant to section 1126(f) of the Bankruptcy Code, Classes 1 and 2 are conclusively presumed to have accepted this Plan, and the votes of Claimholders in Classes 1 and 2 will therefore not be solicited.

C. Classes Deemed to Reject the Plan. Holders of Claims and Interests in Class 5 are not entitled to receive any distribution under the Plan on account of their Claims and Interests. Pursuant to section 1126(g) of the Bankruptcy Code, Class 5 is impaired and is conclusively presumed to have rejected this Plan, and the votes of Claimholders and Interestholders in Class 5 therefore will not be solicited.

D. Nonconsensual Confirmation. If any impaired Class fails to accept this Plan, the Debtor intends to request that the Bankruptcy Court confirm this Plan pursuant to section 1129(b) of the Bankruptcy Code with respect to that Class.

ARTICLE 6
MEANS FOR IMPLEMENTATION OF THE PLAN

A. Implementation of Plan. The Debtor proposes to implement and consummate the Plan on and after the Effective Date.

B. Liquidation of Estate. Prior to the Effective Date, the Debtor shall continue to wind down its business subject to all applicable requirements of the Bankruptcy Code and the Bankruptcy Rules. On and after the Effective Date, the Estate shall be liquidated in accordance with this Plan, the Gottschalks Administrative Budget and applicable law, and the operations of the Debtor shall become the responsibility of the Responsible Person who shall thereafter have responsibility for the management, control and operation thereof, and who may use, acquire and dispose of property free of any restrictions of the Bankruptcy Code or the Bankruptcy Rules. Subject to further order of the Bankruptcy Court, the Responsible Person shall act as liquidating agent of and for the Estate from and after the Effective Date. The Responsible Person shall be both authorized and obligated, as agent for and on behalf of the Estate, to take any and all actions necessary or appropriate to implement this Plan or wind up the Estate in accordance with applicable law, including any and all actions necessary to (i) liquidate the Assets of the Debtor and the Estate, (ii) investigate, prosecute and, if necessary, litigate, any Right of Action on behalf of the Debtor and the Estate (provided that the Post-Effective Date Committee may investigate any Right of Action; and provided further that the Post-Effective Date Committee may seek permission of the Court to prosecute any Right of Action on behalf of the Debtor and the Estate if the Post-Effective Date Committee requests that the Responsible Person take such action and the Responsible Person refuses to confirm his or her intent to pursue such Right of Action within fifteen (15) days following written receipt of the Post-Effective Date Committee's express and detailed request as provided herein), (iii) defend, protect and enforce any and all rights and interests of the Debtor and the Estate, (iv) make any and all Distributions required or permitted to be made under this Plan, (v) file any and all reports, requests for relief or opposition thereto, (vi) dissolve the Debtor, terminate joint ventures, or otherwise wind up any corporate entity owned by the Debtor and the Estate (vii) file post-Effective Date reports as required pursuant to applicable statute or the Bankruptcy Court and pay all statutory fees pursuant to Article 11.B hereof and (viii) pay any and all claims, liabilities, losses, damages, costs and expenses incurred in connection therewith or as a result thereof, including all fees and expenses of his or her Professionals, the Debtor's and the Post-Effective Date Committee's Professionals accruing from and after the Confirmation Date, to the extent such payment of such amounts are included in the Gottschalks Administrative Budget, without any further application to the Bankruptcy Court. The Responsible Person shall be authorized to execute such documents and take such other action as is necessary to effectuate this Plan and perform his or her duties as liquidating agent of and for the Estate, including authorization to execute such documents and take such other action on behalf of the Debtor. The Responsible Person shall also be authorized to retain professionals and may incur any reasonable and necessary expenses (up to the amounts set forth in the Gottschalks Administrative Budget) in the performance of his or her duties as liquidating agent of and for the Estate. The Responsible Person shall report to and be subject to the oversight of the Post-Effective Date Committee as provided herein. The Responsible Person may, in his or her discretion following consultation with the Post-Effective Date Committee, form a Liquidating Trust to which any or all assets of the estate that have not been previously liquidated shall be transferred. The liquidation of the Debtor's estate may be effected pursuant to the Plan through the Liquidating Trust, which shall succeed to all the rights, privileges, duties, obligations and protections provided to the Debtor, the Estate, the Responsible Person (including without limitation such parties' respective present or former members, officers, directors, employees, advisors, attorneys, representatives, financial advisors, investment bankers or agents and any of such parties' successors and assigns) set forth in this Plan. The proceeds of any such Liquidating Trust shall be administered under the terms of this Plan.

C. Appointment of the Post-Effective Date Committee. Until the Effective Date, the Creditors' Committee shall continue in existence; provided, however, that as of the Effective Date, the Creditors' Committee shall be reconstituted as the Post-Effective Date Committee and shall be comprised of one or more members of the Creditors' Committee which members shall be designated by the Creditors' Committee at least three (3) days prior to the commencement of the Confirmation Hearing. The Creditors' Committee members who are not members of the Post-Effective Date Committee shall be released and discharged of and from all further authority, duties, responsibilities and obligations related to and arising from their service as Creditors' Committee members. In the event of death or resignation of any member of the Post-Effective Date Committee, the remaining members of the Post-Effective Date Committee shall have the right to designate a successor from among the holders of Allowed Class 4 Claims. If a Post-Effective Date Committee member assigns its Claim in full or releases the Debtor from payment of the balance of its Claim, such act shall constitute a resignation from the Post-Effective Date Committee. Until a vacancy on the Post-Effective Date Committee is filled, the Post-Effective Date Committee shall function in its reduced number. Following all payments being made to the holders of Allowed Unsecured Claims under the Plan, the Post-Effective Date Committee shall be dissolved and the members thereof shall be released and discharged of and from all further authority, duties, responsibilities and obligations related to and arising from their service as Post-Effective Date Committee members, and the retention or employment of the Committee's attorneys and Professionals shall terminate. The members of the Post-Effective Date Committee shall undertake their duties as specified in this Plan. With respect to all conduct while acting in such capacity, members of the Post-Effective Date Committee shall not assume or be deemed to have assumed any liability to creditors, the Debtor, or any other parties in interest in the Chapter 11 Case and shall not be liable for any acts or omissions while acting in that capacity, except for bad faith and acts or omissions constituting malfeasance or gross negligence. The Post-Effective Date Committee shall have the right to retain counsel or other Professionals, which shall be paid reasonable fees and expenses by the Debtor. The Post-Effective Date Committee shall benefit from each and every insurance policy obtained by or for the benefit of the officers or employees of the Debtor. Such authorization and benefits shall also extend to any, each and every successor, without reservation or limitation.

D. Rights and Duties of the Post-Effective Date Committee. As of the Effective Date, the Post-Effective Date Committee shall:

(i) have the right to make and file objections to Claims and to withdraw such objections;

(ii) have the right, jointly with the Responsible Person, to review and approve settlements and proposed releases or abandonment of Rights of Action by the Debtor where the amount in controversy exceeds $50,000, or the sale of the Debtor's Assets in which the gross proceeds from a sale transaction exceed $100,000. The Responsible Person or Post-Effective Date Committee, as the case may be, shall provide counsel for the other of the Post-Effective Date Committee or the Responsible Person with fifteen (15) days' written notice of any proposed settlement, release or abandonment of Rights of Action in which the amount in controversy exceeds $50,000 or sale of Assets in which the gross proceeds from a sale transaction exceed $100,000. If no objection is served on the Responsible Person or Post-Effective Date Committee, as the case may be, within fifteen (15) days of the date of such notice, the Post-Effective Date Committee or Responsible Person, as the case may be, shall be deemed to have consented to such settlement, release, abandonment or sale. The Post-Effective Date Committee and the Responsible Person will consult in good faith before selling an Asset, settling a Right of Action or filing a claim related to a Right of Action. If there is ultimately no agreement between the two, then the proponent, whether the Post-Effective Date Committee or the Responsible Person, shall have the right to ask the Bankruptcy Court to approve its proposed course of action and the Bankruptcy Court shall authorize the same if it is in the best interests of the Estate. Both the Post-Effective Date Committee and the Responsible Person shall have the same standing to bring such matters before the Bankruptcy Court after working in good faith to resolve any disagreement; and

(iii) perform such additional functions as may be agreed to by the Responsible Person, are provided for in the Confirmation Order, or provided for by further Order of the Court entered after the Effective Date.

E. Appointment of Responsible Person. Upon the Effective Date, the Responsible Person shall be deemed elected and appointed by all requisite action under law as the sole board-appointed officer and shareholder-appointed director for the Debtor for all purposes and in all respects, with all necessary and appropriate power to act for, on behalf of and in the name of the Debtor, with the same power and effect as if each of his or her actions in furtherance of his or her duties as responsible person and as a board-appointed officer and shareholder-appointed director for the Debtor were explicitly authorized by the appropriate board of directors or shareholders, including without limitation the power to open, close and manage bank accounts, enter into business transactions within or without the ordinary course of business and authorize and benefit from any insurance policies and rights of indemnification, commence and pursue dissolution or winding up proceedings for the Debtor, to the extent necessary or appropriate, and to take any and all actions and execute all documents and instruments as may be necessary or appropriate in connection with such dissolution, winding up, bankruptcy or insolvency proceedings, subject only to the responsibilities and requirements imposed upon the Debtor by this Plan, the Bankruptcy Code and other applicable law, with such appointment deemed effective as of the Effective Date. The Responsible Person may be removed for Cause by order of the Bankruptcy Court following notice and a hearing, or by the Post-Effective Date Committee with or without Cause; provided, however, that if the Responsible Person is removed without Cause by the Post-Effective Date Committee, the Responsible Person shall receive, on the date that such removal becomes effective, payment in full in cash of the total compensation that would be payable to the Responsible Person pursuant to the Ambro Retention Agreement for the full term of the Ambro Retention Agreement if the Responsible Person had served for the entire term of the Ambro Retention Agreement (other than any extensions thereof), less compensation that the Responsible Person has received prior to the effective date of such removal. As used in this Article 6.E, "Cause" shall be a judicial determination that the Responsible Person has engaged in willful misconduct, gross negligence or fraud or has otherwise materially and substantially failed to discharge the Responsible Person's duties pursuant to this Plan, and such material and substantial failure has continued for sixty (60) days following the Responsible Person's receipt of written notice (such notice to be concurrently served on the Debtor) specifically asserting such failures. The Post-Effective Date Committee shall have standing to file an assertion of Cause and/or to seek the entry of a Bankruptcy Court order removing the Responsible Person, or remove the Responsible Person without Cause pursuant to the provisions of and subject to the payment obligation to the Responsible Person set forth in this Article 6.E. If the Responsible Person is removed pursuant to this Article 6.E, the Post-Effective Date Committee shall appoint an interim successor Responsible Person pending Bankruptcy Court approval of a successor Responsible Person and shall file a motion with the Bankruptcy Court, within thirty days following the Responsible Person's removal, requesting appointment of a successor Responsible Person, to serve as Responsible Person only upon Bankruptcy Court approval following notice and a hearing. If the Post-Effective Date Committee fails to appoint an interim successor Responsible Person and/or successor Responsible Person, then the Bankruptcy Court shall make such appointment. With respect to all conduct taken while acting in such capacity, the Responsible Person shall benefit from each and every insurance policy obtained by or for the benefit of the officers or employees of the Debtor. Such authorization and benefits shall also extend to any, each and every successor, without reservation or limitation.

F. Liability, Indemnification. The Responsible Person, the Post-Effective Date Committee and all of their respective designees, employees or professionals or any duly designated agent or representative of the Responsible Person, the Post-Effective Date Committee, or their respective employees, shall not be liable for the act or omission of any other member, designee, agent or representative of the Responsible Person or the Post-Effective Date Committee, nor shall they be liable for any act or omission taken or omitted to be taken in their respective capacities, including as a board appointed officer of the Debtor, other than acts or omissions resulting from willful misconduct, gross negligence or fraud. The Responsible Person and the Post-Effective Date Committee may, in connection with the performance of their functions, and in their sole and absolute discretion, consult with attorneys, accountants, financial advisors and agents, and shall not be liable for any act taken, omitted to be taken, or suffered to be done in accordance with advice or opinions rendered by such persons. Notwithstanding such authority, the Responsible Person and the Post-Effective Date Committee shall not be under any obligation to consult with attorneys, accountants, financial advisors or agents, and their determination not to do so shall not result in the imposition of liability, unless such determination is based on willful misconduct, gross negligence or fraud. The Debtor and the Estate shall indemnify and hold harmless the Responsible Person and the Post-Effective Date Committee and their designees and professionals, and all duly designated agents and representatives thereof (in their capacity as such), from and against and in respect of all liabilities, losses, damages, claims, costs and expenses, including, but not limited to attorneys' fees and costs arising out of or due to such actions or omissions, or consequences of their actions or omissions with respect or related to the performance of their duties or the implementation or administration of this Plan; provided, however, that no such indemnification will be made to such persons for such actions or omissions as a result of willful misconduct, gross negligence or fraud.

G. Corporate Action. On the Effective Date, the matters under this Plan involving or requiring corporate action of the Debtor, including, but not limited to, actions requiring a vote or other approval of the board of directors or shareholders and execution of all documentation incident to this Plan, shall be deemed to have been authorized by the Confirmation Order and to have occurred and be in effect from and after the Effective Date without any further action by the Bankruptcy Court or the officers or directors of the Debtor.

H. Continued Corporate Existence; Dissolution of the Debtor. From and after the Effective Date, the Debtor shall remain in existence for the purpose of liquidating and winding up the Estate. As soon as practicable after the liquidation and the winding up of the Estate and the completion of distributions under this Plan, the Responsible Person shall file a certificate of dissolution in the applicable state of incorporation of the Debtor and the Debtor shall dissolve and cease to exist.

I. Saturday, Sunday or Legal Holiday. If any payment or act under this Plan is required to be made or performed on a date that is not a Business Day, then the making of such payment or the performance of such act may be completed on the next succeeding Business Day, but shall be deemed to have been completed as of the required date.

J. Preservation of All Rights of Action. Except as otherwise provided in this Plan or in any contract, instrument, release or agreement entered into in connection with this Plan, in accordance with section 1123(b) of the Bankruptcy Code, all claims, causes or Rights of Action that the Debtor or the Estate may have against any person or entity will be preserved, including without limitation any and all Rights of Action the Debtor, the Estate or other appropriate party in interest may assert under sections 502, 510, 522(f), 522(h), 542, 543, 544, 545, 547, 548, 549, 550, 551, 553 and 724(a) of the Bankruptcy Code; provided, however, that the Debtor or the Responsible Person may assert Preference Actions as a defense or counterclaim against a creditor party and not as affirmative relief to recover prepetition payments made by the Debtor. Subject to the preceding sentence, the Responsible Person and the Post-Effective Date Committee will jointly determine whether to bring, settle, release, compromise or enforce such claims, causes or Rights of Action, and will not be required to seek further approval of the Bankruptcy Court for such actions. The Responsible Person shall not consult with any Post-Effective Date Committee member whose Claim is the subject of a Preference Action, and such Post-Effective Date Committee member shall recuse himself or herself from any discussion with the Responsible Person with respect thereto. The Post-Effective Date Committee may investigate any Right of Action and has standing to seek permission of the Court to prosecute any Right of Action on behalf of the Debtor and the Estate if the Post-Effective Date Committee requests that the Responsible Person take such action and the Responsible Person refuses to confirm his or her intent to pursue such Right of Action within fifteen (15) days following written receipt of the Post-Effective Date Committee's express and detailed request, as provided herein.

ARTICLE 7
EXECUTORY CONTRACTS AND UNEXPIRED LEASES

A. Assumed and Rejected Contracts and Leases. Except as otherwise provided in this Plan, each executory contract and unexpired lease as to which any of the Debtor is a party, including without limitation (y) any guaranties by the Debtor with respect to real estate leases and businesses of the Debtor, and (z) any obligations under leases assigned or subleased by the Debtor prior to the Petition Date (or agreements providing for the guarantee of the payment of rent or performance thereunder), shall be deemed automatically rejected in accordance with the provisions and requirements of sections 365 and 1123 of the Bankruptcy Code on the Effective Date, unless such executory contract or unexpired lease (i) shall have been previously assumed by the Debtor by order of the Bankruptcy Court, (ii) is the subject of a motion to assume pending on or before the Effective Date or (iii) is otherwise assumed pursuant to the terms of this Plan including, without limitation that certain Schedule of Assumed Contracts set forth as Exhibit B to this Plan. Entry of the Confirmation Order by the Bankruptcy Court shall constitute approval of the rejections contemplated by this Plan pursuant to sections 365 and 1123 of the Bankruptcy Code as of the Effective Date. Notwithstanding anything contained in this Plan to the contrary, this Plan shall constitute a motion to assume the executory contracts set forth in Exhibit B to this Plan. Subject to the occurrence of the Effective Date, the entry of the Confirmation Order shall constitute approval of such assumption pursuant to section 365(a) of the Bankruptcy Code and a finding by the Bankruptcy Court that each such assumption is in the best interest of the Debtor, the Estate and all parties in interest in the Chapter 11 Case. Unless otherwise determined by the Bankruptcy Court pursuant to a Final Order or agreed to by the parties thereto prior to the Effective Date, no payments are required to cure any defaults of the Debtor existing as of the Confirmation Date with respect to each such executory contract set forth in Exhibit B to this Plan. To the extent that the Bankruptcy Court determines otherwise with respect to any executory contract, the Debtor reserves the right to seek rejection of such executory contract or seek other available relief. The Estate reserves the right to assert that any property interest is an Asset of the Estate (including any limited partnership owned by the Debtor or the Estate) and is not subject to assumption or rejection as an executory contract.

B. Rejection Damages Bar Date. If a Claim arises from the rejection of any executory contract or unexpired lease (including claims under section 365(d)(3) of the Bankruptcy Code), then such Claim shall be barred and not be enforceable against the Debtor or the Estate or such entities' properties unless a proof of claim asserting such Claim is filed with the Bankruptcy Court and served on the Debtor within thirty (30) days after the Effective Date or such earlier date previously set by order of the Bankruptcy Court. Unless otherwise ordered by the Bankruptcy Court, all such Claims arising from the rejection of executory contracts shall be treated as General Unsecured Claims under this Plan.

C. Insurance Policies. To the extent that any or all of the insurance policies set forth in Exhibit A to this Plan are considered to be executory contracts, then notwithstanding anything contained in this Plan to the contrary, this Plan shall constitute a motion to assume the insurance policies set forth in Exhibit A to this Plan. Subject to the occurrence of the Effective Date, the entry of the Confirmation Order shall constitute approval of such assumption pursuant to section 365(a) of the Bankruptcy Code and a finding by the Bankruptcy Court that each such assumption is in the best interest of the Debtor, the Estate and all parties in interest in the Chapter 11 Case. Unless otherwise determined by the Bankruptcy Court pursuant to a Final Order or agreed to by the parties thereto prior to the Effective Date, no payments are required to cure any defaults of the Debtor existing as of the Confirmation Date with respect to each such insurance policy set forth in Exhibit A to this Plan. To the extent that the Bankruptcy Court determines otherwise with respect to any insurance policy, the Debtor reserves the right to seek rejection of such insurance policy or other available relief.

ARTICLE 8
PROVISIONS GOVERNING DISTRIBUTIONS AND CLAIMS ADMINISTRATION

A. Gottschalks Senior Claims Reserve and Gottschalks Administrative Fund. Prior to making any distribution on account of Allowed General Unsecured Claims, the Debtor shall establish (i) the Gottschalks Senior Claims Reserve with sufficient funds to pay all Allowed and Disputed Senior Claims to the extent such Claims are not previously paid by the Debtor and (ii) the Gottschalks Administrative Fund with sufficient funds to pay the projected costs and expenses of liquidating and administering the Estate as set forth in the Gottschalks Administrative Budget. In addition, the Responsible Person shall manage a Disputed Claims Reserve for the treatment of Disputed Claims other than Administrative Claims. The Debtor shall deposit from the Available Assets into the Disputed Claims Reserve an amount equal to the Pro Rata Share of the Distribution allocable to Disputed Claims, as if such claims were Allowed Claims. The Disputed Claims Reserve shall be held in trust by the Responsible Person for the benefit of holders of Allowed Claims whose Distributions are unclaimed and the holders of such Disputed Claims pending a determination of such claimants' entitlement thereto pursuant to the terms of this Plan. After the Effective Date, the Responsible Person shall make distributions to the holders of Allowed Senior Claims which become Allowed after the Effective Date from the Gottschalks Senior Claims Reserve. Any amounts remaining in (i) the Gottschalks Senior Claims Reserve after payment of all Allowed Senior Claims, (ii) the Disputed Claims Reserve and (iii) the Gottschalks Administrative Fund after payment of all costs and expenses of liquidating and administering the Estate shall be distributed to the holders of other Claims as soon as practicable and in accordance with the provisions of this Plan.

B. Responsible Person as Disbursing Agent. The Responsible Person shall make all distributions required under this Plan except with respect to a holder of a Claim whose distribution is governed by an agreement and is administered by a Servicer, which distributions shall be deposited with the appropriate Servicer, who shall deliver such distributions to the holders of Claims in accordance with the provisions of this Plan and the terms of the governing agreement; provided, however, that if any such Servicer is unable to make such distributions, the Responsible Person, with the cooperation of such Servicer, shall make such distributions. The Responsible Person may be bonded in connection with his or her obligations under this Plan. The appointment of the Responsible Person as disbursing agent shall be approved by the Bankruptcy Court in accordance with this Plan and confirmed by the Bankruptcy Court as part of the Confirmation Order, provided that the proposed Responsible Person provides evidence of a bond under terms and conditions acceptable to both the Post-Effective Date Committee and the Responsible Person in the reasonable exercise of their discretion or the Post-Effective Date Committee and the Responsible Person jointly agree to waive the requirement for a bond. The fees, expenses and any bond premiums incurred by the Debtor and/or the Responsible Person in connection with his, her or its duties hereunder shall be paid from the Gottschalks Administrative Fund.

C. Time and Manner of Distributions. Except as otherwise provided in this Plan or ordered by the Bankruptcy Court, distributions with respect to Claims that, on the Effective Date, are Allowed Claims, shall be made on or as promptly as practicable after the Effective Date. Distributions with respect to or as a result of Claims that become Allowed Claims after the Effective Date shall be made as soon as practicable after such Claim becomes an Allowed Claim subject to the other terms of the Plan. At the option of the Responsible Person, monetary distributions may be made in Cash, by wire transfer or by a check drawn on a domestic bank. Notwithstanding any other provision hereof, if any portion of a Claim is a Disputed Claim, no payment or distribution shall be made to the holder on account of such portion of the Claim that constitutes a Disputed Claim unless and until such Disputed Claim becomes Allowed. Nothing contained herein, however, shall be construed to prohibit or require payment or distribution on account of any undisputed portion of a Claim and, when only a portion of a Claim is disputed, interim or partial distributions may be made with respect to the portion of such Claim that is not disputed, in the discretion of the Responsible Person following consultation with the Post-Effective Date Committee. The Responsible Person is not obligated to make a final Distribution if, in consultation with the Post-Effective Date Committee, he or she determines that there are insufficient Available Assets to make a cost-efficient Distribution, taking into account the size of the Distribution to be made and the number of recipients of such Distribution, in which event such funds, in the Responsible Person's discretion following consultation with the Post-Effective Date Committee, will be donated to a reputable charitable organization.

D. Delivery of Distributions. Distributions to Allowed Claimholders shall be made by the Responsible Person or the appropriate Servicers (a) at the addresses set forth on the proofs of claim filed by such Claimholders (or at the last known addresses of such Claimholder if no motion requesting payment or proof of claim is filed or the Debtor has been notified in writing of a change of address), (b) at the addresses set forth in any written notices of address changes delivered to the Responsible Person after the date of any related proof of claim, (c) at the addresses reflected in the Schedules if no proof of claim has been filed and the Responsible Person has not received a written notice of a change of address or (d) in the case of a Claimholder whose Claim is governed by an agreement or administered by a Servicer, at the addresses contained in the official records of such Servicer.

E. Undeliverable Distributions. If a Claimholder's distribution is returned as undeliverable, no further distributions to such Claimholder shall be made unless and until the Responsible Person or the appropriate Servicer is notified of such Claimholder's then current address, at which time all missed distributions shall be made to such Claimholder without interest. Amounts in respect of undeliverable distributions shall be returned to the Responsible Person until such distributions are claimed. All funds or other undeliverable distributions returned to the Responsible Person and not claimed within six (6) months of return shall be with respect to Claims in Class 4 distributed to the other creditors of Class 4 in accordance with the provisions of the Plan applicable to distributions to that Class.

F. Claims Administration Responsibility.

      1.   *Reservation of Rights to Object to Claims*. Unless a Claim is specifically Allowed pursuant to or under this Plan, or otherwise Allowed prior to or after the Effective Date, the Debtor, the Responsible Person and the Post-Effective Date Committee reserve any and all objections to any and all Claims and motions or requests for the payment of Claims, whether administrative expense, secured or unsecured, including without limitation any and all objections to the validity or amount of any and all alleged Administrative Claims, Priority Tax Claims, Other Priority Claims, Other Secured Claims, liens and security interests, whether under the Bankruptcy Code, other applicable law or contract. The Debtor's failure to object to any Claim in the Chapter 11 Case shall be without prejudice to the Responsible Person's and/or the Post-Effective Date Committee's right to contest or otherwise defend against such Claim in the Bankruptcy Court when and if such Claim is sought to be enforced by the holder of the Claim.

      2.   *Objections to Claims*. Prior to the Effective Date, the Debtor shall be responsible for pursuing any objection to the allowance of any Claim. From and after the Effective Date, the Responsible Person (and, to the extent set forth herein, the Post-Effective Date Committee) will retain responsibility for administering, disputing, objecting to, compromising or otherwise resolving and making distributions (if any) with respect to all Claims. Unless otherwise provided in this Plan or ordered by the Bankruptcy Court, all objections to Claims will be filed and served not later than 180 days after the Effective Date, provide that the Debtor or the Responsible Person (following consultation with the Post-Effective Date Committee) may request (and the Bankruptcy Court may grant) an extension of time by filing a motion with the Bankruptcy Court, based on a reasonable exercise of his or her business judgment.

      3.   *Filing of Objections*. An objection to a Claim shall be deemed properly served on the Claimholder if the Debtor, the Responsible Person or the Post-Effective Date Committee effect service by any of the following methods: (i) in accordance with Federal Rule of Civil Procedure 4, as modified and made applicable by Bankruptcy Rule 7004; (ii) to the extent counsel for a Claimholder is unknown, by first class mail, postage prepaid, on the signatory on the proof of claim or interest or other representative identified on the proof of claim or interest or any attachment thereto or (iii) by first class mail, postage prepaid, on any counsel that has appeared on the behalf of the Claimholder in the Chapter 11 Case.

4.   *Determination of Claims*. Except as otherwise agreed by the Debtor, any Claim as to which a proof of claim or motion or request for payment was timely filed in the Chapter 11 Case may be determined and liquidated pursuant to (i) an order of the Bankruptcy Court or (ii) applicable non-bankruptcy law (which determination has not been stayed, reversed or amended and as to which determination (or any revision, modification or amendment thereof) the time to appeal or seek review or rehearing has expired and as to which no appeal or petition for review or rehearing was filed or, if filed, remains pending), and shall be deemed in such liquidated amount and satisfied in accordance with this Plan. Nothing contained in this Article 8.F. shall constitute or be deemed a waiver of any claim, right, or Rights of Action that the Debtor or the Responsible Person may have against any Person in connection with or arising out of any Claim or Claims, including without limitation any rights under Section 157(b) of title 28 of the United States Code.

G. Procedures for Treating and Resolving Disputed and Contingent Claims.

1.   *Claim Estimation*. The Debtor or the Responsible Person (following consultation with the Post-Effective Date Committee) may request estimation or limitation of any Disputed Claim that is contingent or unliquidated pursuant to section 502(c) of the Bankruptcy Code; provided, however, that the Bankruptcy Court shall determine (i) whether such Disputed Claims are subject to estimation pursuant to section 502(c) of the Bankruptcy Code and (ii) the timing and procedures for such estimation proceedings, if any. The Responsible Person shall not consult with any Post-Effective Date Committee member whose Claim is the subject of a request for estimation or limitation, and such Post-Effective Date Committee member shall recuse himself or herself from any discussion with the Responsible Person with respect thereto.

H. Setoffs and Recoupments. The Responsible Person (following consultation with the Post-Effective Date Committee) may, but shall not be required to, set off against or recoup from the payments to be made pursuant to this Plan with respect to any Claim, and the payments or other distributions to be made pursuant to this Plan in respect of such Claim, claims of any nature whatsoever that the Debtor may have against such Claimholder; provided, however, that neither the failure to do so nor the allowance of any Claim hereunder shall constitute a waiver or release by the Debtor or the Responsible Person of any such claim that the Debtor or the Responsible Person may have against such Claimholder. The Responsible Person shall not consult with any Post-Effective Date Committee member whose Claim is the subject of a setoff or recoupment, and such Post-Effective Date Committee member shall recuse himself or herself from any discussion with the Responsible Person with respect thereto.

I. Allowance of Claims Subject to Bankruptcy Code Section 502(d). Allowance of Claims shall be in all respects subject to the provisions of section 502(d) of the Bankruptcy Code.

J. Cancellation of Existing Stock and Interests. On the Effective Date, (a) the Existing Stock, Interests and any other note, bond, indenture, or other instrument or document evidencing or creating any indebtedness or obligation of or ownership interest in the Debtor will be cancelled and (b) the obligations of, Claims against, and/or Interests in the Debtor under, relating, or pertaining to any agreements, indentures, certificates of designation, bylaws, or certificate or articles of incorporation or similar documents governing the Existing Stock, Interests and any other note, bond, indenture, or other instrument or document evidencing or creating any indebtedness or obligation of the Debtor will be released and discharged, and the holders thereof shall have no rights against the Debtor, the Responsible Person or the Estate, and such instruments shall evidence no such rights, except the right to receive the distributions provided for in this Plan.

K. No Interest on Claims. Unless otherwise specifically provided for in this Plan, Confirmation Order or a postpetition agreement in writing between the Debtor and a Claimholder, postpetition interest shall not accrue or be paid on Claims, and no Claimholder shall be entitled to interest accruing on or after the Petition Date on any Claim. In addition, and without limiting the foregoing, interest shall not accrue on or be paid on any Disputed Claim in respect of the period from the Effective Date to the date a final distribution is made when and if such Disputed Claim or becomes an Allowed Claim.

L. Withholding Taxes. The Responsible Person shall be entitled to deduct any federal, state or local withholding taxes from any payments under this Plan. As a condition to making any distribution under this Plan, the Responsible Person may require that the holder of an Allowed Claim provide such holder's taxpayer identification number and such other information and certification as may be deemed necessary for the Responsible Person to comply with applicable tax reporting and withholding laws.

ARTICLE 9
EFFECTS OF PLAN CONFIRMATION

A. Injunction. Except as otherwise expressly provided in this Plan, and except in connection with the enforcement of the terms of this Plan or any documents provided for or contemplated in this Plan, all entities who have held, hold or may hold Claims against or Interests in the Debtor or the Estate that arose prior to the Effective Date are permanently enjoined from: (a) commencing or continuing in any manner, directly or indirectly, any action or other proceeding of any kind against the Debtor, the Responsible Person or the Estate, or any property of the Debtor, the Responsible Person or the Estate, with respect to any such Claim or Interest; (b) the enforcement, attachment, collection or recovery by any manner or means, directly or indirectly, of any judgment, award, decree, or order against the Debtor, the Responsible Person or the Estate, or any property of the Debtor, the Responsible Person or the Estate, with respect to any such Claim or Interest; (c) creating, perfecting or enforcing, directly or indirectly, any Lien or encumbrance or any kind against the Debtor, the Responsible Person or the Estate, or any property of the Debtor, the Responsible Person or the Estate, with respect to any such Claim or Interest; (d) asserting, directly or indirectly, any setoff, or recoupment of any kind against any obligation due the Debtor, the Responsible Person, or the Estate, or any property of the Debtor, the Responsible Person or the Estate, with respect to any such Claim or Interest, unless approved by the Bankruptcy Court; and (e) any act, in any manner, in any place whatsoever, that does not conform to or comply with the provisions of the Plan with respect to such Claim or Interest. Without limiting the foregoing, the automatic stay provided under Bankruptcy Code Section 362(a) shall remain in effect. Nothing contained in this Article 9.A. shall prohibit the holder of a timely-filed proof of Claim or Interest from litigating its right to seek to have such Claim or Interest declared an Allowed Claim or Interest and paid in accordance with the distribution provisions of this Plan, or enjoin or prohibit the interpretation or enforcement by the holder of such Claim or Interest of any of the obligations of the Debtor or the Responsible Person under this Plan. The Confirmation Order shall also constitute an injunction enjoining any Person from enforcing or attempting to enforce any Right of Action against any present or former shareholder, director, officer, employee, attorney or agent of the Debtor based on, arising from or related to any failure to pay, or make provision for payment of, any amount payable with respect to any Priority Tax Claim on which the payments due under Article 3.F. of this Plan have been made or are not yet due under Article 3.F. of this Plan.

B. Exculpation and Limitation of Liability. The Debtor, the Creditors' Committee in its capacity as such, the Post-Effective Date Committee in its capacity as such, and any such parties' respective present or former members, officers, directors, employees, advisors, attorneys, representatives, financial advisors, investment bankers or agents and any of such parties' successors and assigns, shall not have or incur, and are hereby released from, any claim, obligation, Rights of Action, or liability to one another or to any Claimholder or Interestholder, or any other party in interest, or any of their respective agents, employees, representatives, financial advisors, attorneys or affiliates, or any of their successors or assigns, for any act or omission in connection with, relating to or arising out of the Debtor's Chapter 11 Case, negotiation and filing of this Plan, filing the Chapter 11 Case, the pursuit of confirmation of this Plan, the consummation of this Plan, or the administration of this Plan or the property to be distributed under this Plan, except for their willful misconduct or gross negligence and except with respect to obligations arising under confidentiality agreements, joint interest agreements and protective orders entered during the Chapter 11 Case, and in all respects shall be entitled to reasonably rely upon the advice of counsel with respect to their duties and responsibilities under this Plan.

C. Release of Officers and Directors. On the Effective Date, the Debtor, in its individual capacity and as debtor-in-possession for and on behalf of its Estate, shall release and discharge and be deemed to have forever released and discharged any and all claims or Rights of Action against the officers and directors of the Debtor, known or unknown, and such officers and directors shall release and discharge and be deemed to have forever released and discharged any and all claims or causes of action against the Debtor, known or unknown, other than claims arising from the self-dealing, gross negligence or willful misconduct of such officers and directors, provided that such releases shall not affect or include the Debtor's indemnification obligations or other contractual obligations to such officers and directors.

D. Term of Injunctions or Stays. Unless otherwise provided herein or in the Confirmation Order, all injunctions or stays provided for in the Chapter 11 Case under section 105 or 362 of the Bankruptcy Code or otherwise, and extant on the Confirmation Date, shall remain in full force and effect until the closing of the Chapter 11 Case.

ARTICLE 10
CONDITIONS PRECEDENT

A. Conditions to the Effective Date. This Plan shall not become effective unless and until each of the following conditions shall have been satisfied in full in accordance with the provisions specified below:

    1. The Bankruptcy Court shall have approved by Final Order a disclosure statement with respect to this Plan in form and substance acceptable to the Debtor and the Creditors' Committee in their sole and absolute discretion.

2. The Confirmation Order shall be in form and substance acceptable to the Debtor and the Creditors' Committee in their sole and absolute discretion.

3. The Confirmation Order shall have been entered by the Bankruptcy Court and shall not subject to any stay of effectiveness, the Confirmation Date shall have occurred and no request for revocation of the Confirmation Order under section 1144 of the Bankruptcy Code shall have been made, or, if made, shall remain pending.

4. The Effective Date shall occur by no later than May 1, 2011.

B. Revocation, Withdrawal or Non-Consummation of Plan. If after the Confirmation Order is entered, each of the conditions to effectiveness has not been satisfied or duly waived on or by forty-five (45) days after the Confirmation Date, then upon motion by the Debtor or the Creditors' Committee, the Confirmation Order may be vacated by the Bankruptcy Court; provided, however, that notwithstanding the filing of such a motion, the Confirmation Order shall not be vacated if each of the conditions to effectiveness is either satisfied or duly waived before the Bankruptcy Court enters an order granting the relief requested in such motion. As used in the preceding sentence, a condition to effectiveness may only be waived by a writing executed by the Debtor. If the Confirmation Order is vacated pursuant to this Article 10.B., this Plan shall be null and void in all respects, and nothing contained in this Plan shall (i) constitute a waiver or release of any Claims against or Interests in the Debtor, (ii) prejudice in any manner the rights of the holder of any Claim against or Interest in the Debtor or (iii) prejudice in any manner the rights of the Debtor in the Chapter 11 Case.

ARTICLE 11
ADMINISTRATIVE PROVISIONS

A. Retention of Jurisdiction. This Plan shall not in any way limit the Bankruptcy Court's post-confirmation jurisdiction as provided under the Bankruptcy Code. Pursuant to sections 105(a) and 1142 of the Bankruptcy Code, the Bankruptcy Court shall retain and have exclusive jurisdiction (to the extent granted by applicable law, including any provisions permitting mandatory or discretionary withdrawal of such jurisdiction) over any matter arising out of, and related to, the Chapter 11 Case and this Plan, including without limitation the following matters:

1. To hear and determine motions for (i) the assumption or rejection or (ii) the assumption and assignment of executory contracts or unexpired leases to which the Debtor is a party or with respect to which the Debtor may be liable, and to hear and determine the allowance of Claims resulting therefrom including the amount of Cure, if any, required to be paid;

2. To adjudicate any and all adversary proceedings, motions, applications and contested matters that may be commenced or maintained pursuant to the Chapter 11 Case or this Plan, proceedings to adjudicate the allowance of Disputed Claims and all controversies and issues arising from or relating to any of the foregoing;

3. To adjudicate any and all disputes over the ownership of a Claim or Interest;

4. To adjudicate any and all disputes arising from or relating to the distribution or retention of consideration under this Plan;

5. To ensure that distributions to Allowed Claimholders are accomplished as provided herein;

6. To hear and determine any and all objections to the allowance or estimation of Claims filed, both before and after the Confirmation Date, including any objections to the classification of any Claim, and to allow or disallow any Claim, in whole or in part;

7. To enter and implement such orders as may be appropriate if the Confirmation Order is for any reason stayed, revoked, modified and/or vacated;

8. To issue orders in aid of execution, implementation or consummation of this Plan;

9. To consider any modifications of this Plan, to cure any defect or omission or to reconcile any inconsistency in any order of the Bankruptcy Court, including without limitation the Confirmation Order;

10. To hear and determine all Fee Applications for allowance of compensation and reimbursement of Professional Claims under this Plan or under sections 330, 331, 503(b), 1103 and 1129(a)(4) of the Bankruptcy Code;

11. To hear and determine all motions requesting allowance of an Administrative Expense Claim;

12. To determine requests for the payment of Claims entitled to priority under section 507(a)(1) of the Bankruptcy Code, including compensation and reimbursement of expenses of parties entitled thereto;

13. To hear and determine disputes arising in connection with the interpretation, implementation or enforcement of this Plan or the Confirmation Order including disputes arising under agreements, documents or instruments executed in connection with this Plan;

14. To hear and determine all suits or adversary proceedings to recover assets of the Debtor and property of its Estate, wherever located;

15. To hear and determine matters concerning state, local and federal taxes in accordance with sections 346, 505 and 1146 of the Bankruptcy Code;

16. To hear any other matter not inconsistent with the Bankruptcy Code;

17. To hear and determine all disputes involving the existence, nature or scope of the Debtor's discharge, including any dispute relating to any liability arising out of the termination of employment or the termination of any employee or retiree benefit program, regardless of whether such termination occurred prior to or after the Effective Date;

18. To enter a final decree closing the Chapter 11 Case; and

19. To enforce all orders previously entered by the Bankruptcy Court.

B. Payment of Statutory Fees. All fees payable through the Effective Date pursuant to section 1930 of Title 28 of the United States Code shall be paid by the Debtor on or before the Effective Date. All fees payable after the Effective Date pursuant to section 1930 of Title 28 of the United States Code shall be paid by the Debtor.

C. Headings. Headings are used in this Plan for convenience and reference only and shall not constitute a part of this Plan for any other purpose.

D. Binding Effect of Plan. On and after the Confirmation Date, the provisions of this Plan shall bind any holder of a Claim against, or Interest in, the Debtor, the Estate and their respective successors or assigns, whether or not the Claim or Interest of such holders is impaired under the Plan and whether or not such holder has accepted this Plan. The rights, benefits and obligations of any entity named or referred to in the Plan, whose actions may be required to effectuate the terms of the Plan, shall be binding on and shall inure to the benefit of any heir, executor, administrator, successor or assign of such entity (including, without limitation, any trustee appointed for the Debtor under Chapters 7 or 11 of the Bankruptcy Code).

E. Final Order. Except as otherwise expressly provided in this Plan, any requirement in this Plan for a Final Order may be waived by the Debtor upon written notice to the Bankruptcy Court. No such waiver shall prejudice the right of any party in interest to seek a stay pending appeal of any order that is not a Final Order.

F. Amendments and Modifications. The Debtor may alter, amend or modify this Plan under section 1127(a) of the Bankruptcy Code at any time prior to the Confirmation Hearing. After the Confirmation Date and prior to substantial consummation of this Plan with respect to the Debtor as defined in section 1101(2) of the Bankruptcy Code, the Debtor may, under section 1127(b) of the Bankruptcy Code, institute proceedings in the Bankruptcy Court to remedy any defect or omission or reconcile any inconsistencies in this Plan, the Disclosure Statement or the Confirmation Order, and such matters as may be necessary to carry out the purposes and effects of this Plan.

G. Withholding and Reporting Requirements. In connection with this Plan and all instruments issued in connection therewith and distributions thereunder, the Debtor shall comply with all withholding and reporting requirements imposed by any federal, state, local or foreign taxing authority, and all distributions hereunder shall be subject to any such withholding and reporting requirements.

H. Tax Exemption. Pursuant to section 1146 of the Bankruptcy Code, any transfers from the Debtor or the Responsible Person to any other Person or entity pursuant to this Plan, or any agreement regarding the transfer of title to or ownership of any of the Debtor's real or personal property, or the issuance, transfer or exchange of any security under this Plan, or the execution, delivery or recording of an instrument of transfer pursuant to, in implementation of or as contemplated by this Plan, including, without limitation, any transfers to or by the Responsible Person of the Debtor's property in implementation of or as contemplated by this Plan (including, without limitation, any subsequent transfers of property by the Responsible Person) shall not be subject to any document recording tax, stamp tax, conveyance fee, intangibles or similar tax, mortgage tax, stamp act, real estate transfer tax, mortgage recording tax, Uniform Commercial Code filing or recording fee or other similar tax or governmental assessment. Consistent with the foregoing, each recorder of deeds or similar official for any county, city or governmental unit in which any instrument hereunder is to be recorded shall, pursuant to the Confirmation Order, be ordered and directed to accept such instrument, without requiring the payment of any documentary stamp tax, deed stamps, stamp tax, transfer tax, intangible tax or similar tax.

I. Termination of the Creditors' Committee. Upon the Effective Date, the Creditors' Committee shall dissolve automatically, whereupon its members, professionals and agents shall be released from any further duties and responsibilities in the Chapter 11 Case and under the Bankruptcy Code, except with respect to obligations arising under confidentiality agreements, joint interest agreements, and protective orders entered during the Chapter 11 Case which shall remain in full force and effect according to their terms; applications for Professional Claims; requests for compensation and reimbursement of expenses pursuant to section 503(b) of the Bankruptcy Code for making a substantial contribution in the Chapter 11 Case; and any motions or other actions seeking enforcement or implementation of the provisions of this Plan or the Confirmation Order.

J. Governing Law. Unless a rule of law or procedure is supplied by federal law (including the Bankruptcy Code and Bankruptcy Rules) or unless specifically stated, the laws of the State of Delaware shall govern the construction and implementation of this Plan, any agreements, documents and instruments executed in connection with this Plan (except as otherwise set forth in those agreements, in which case the governing law of such agreements shall control), and corporate governance matters.

K. Conflicts. In the event that the provisions of the Disclosure Statement and the provisions of the Plan conflict, the terms of the Plan shall govern.

L. Notices. Any notices required under the Plan or any notices or requests of the Debtor or the Responsible Person by parties in interest under or in connection with the Plan shall be in writing and served either by (a) certified mail, return receipt requested, postage prepaid, (b) hand delivery or (c) reputable overnight delivery service, all charges prepaid, and shall be deemed to have been given when received by the following parties:

> If to the Debtor or the Responsible Person:
>
> Gottschalks Inc.
> J. Gregory Ambro
> P.O. Box 28920
> Fresno, CA 93729
>
> with a copy to:
>
> Counsel to the Debtor
> O'Melveny & Myers LLP
> 400 South Hope Street
> Los Angeles, CA 90071
> Attn: Stephen H. Warren, Esq.
>   Karen Rinehart, Esq.

with a copy to:

Counsel to the Official Committee of Unsecured Creditors
Cooley Godward Kronish LLP
1114 Avenue of the Americas
New York, NY 10036-7798
Attn: Lawrence Gottlieb, Esq.
       Michael Klein, Esq.

Dated: Fresno, California   Respectfully submitted,
        February 1, 2011

                                              GOTTSCHALKS INC.
                                              on behalf of the Debtor and Debtor-in-
                                              Possession

                                                   /s / J. Gregory Ambro
                                              Its: Chief Operating Officer

EXHIBIT A

INSURANCE POLICIES

Exhibit A - Insurance Policies

	Insurance Policy	Insurance Carrier	Policy Date	Policy Number
1.	Commercial Package Property Liability	Hartford Casualty Ins. Co.	August 1, 2010	34UUNPO9770
2.	Hartford Insurance Company of the Midwest - Workers' Compensation Insurance	Hartford Insurance Company of the Midwest	August 1, 2010	34WEZG1261
3.	Employee Benefit Plan Fiduciary Liability Insurance	National Union Fire Insurance Company of Pittsburgh, Pa.	July 3, 2010 / February 3, 2011	01-565-40-92
4.	Great American D&O Excess Liability Insurance - Primary	Great American Insurance Companies	November 30, 2010	DOL5741967
5.	Monitor Liability - D&O Excess Liability Insurance	Monitor Liability Managers/Carolina Casualty Insurance Company	November 30, 2010	1858282

EXHIBIT B

SCHEDULE OF ASSUMED CONTRACTS

Exhibit B

Contracts

	Contract Name	Party Name	Contract Date
1.	Charles Schwab Directed Employee Benefit Trust Agreement	Charles Schwab	August 27, 1997
2.	The Newport Group - Service Agreement	The Newport Group	August 29, 2007
3.	Van Gilder Insurance Corporation - Client Service and Fee Agreement	Van Gilder Insurance Corporation	July 1, 2007
4.	Wells Fargo - Master Agreement for Treasury Management Services	Wells Fargo	January 2, 2002